

Genco Shipping & Trading Limited



GENCO


5.4M

2009 ANNUAL REPORT

STRENGTH & STABILITY GENCO SHIPPING & TRADING LIMITED DELIVERED STRONG FINANCIAL RESULTS DURING A CHALLENGING YEAR FOR THE DRYBULK MARKET AND GLOBAL ECONOMY. THE COMPANY ALSO FURTHER ENHANCED ITS FINANCIAL STRENGTH AND EXPANDED ITS INDUSTRY LEADERSHIP IN 2009, POSITIONING THE COMPANY WELL FOR THE FUTURE.

Genco Shipping & Trading Limited transports iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes. Genco Shipping & Trading Limited currently owns a fleet of 35 drybulk vessels, consisting of nine Capesize, eight Panamax, four Supramax, six Handymax and eight Handysize vessels, with an aggregate carrying capacity of approximately 2,903,000 dwt.


GENCO CONSTANTINE

A letter from

Peter C. Georgiopoulos

Chairman of the Board

During 2009, Genco continued to draw upon its significant time charter coverage with world-class charterers to post strong financial results despite a challenging year for the drybulk market and global economy. In addition to achieving considerable revenue and earnings visibility, management took proactive measures to further enhance Genco's financial strength and expand its industry leadership. We are pleased to have effectively managed the Company through a volatile period, which we believe bodes well for Genco to further enhance its position as an industry bellwether and take advantage of the favorable long-term drybulk fundamentals.

Strong Time Charter Coverage with Top Counterparties

Genco's leading reputation in the drybulk industry is directly related to its long-standing relationships with a diverse group of high-quality charterers and remains a core differentiator for our Company. In 2009, we benefitted from management's past decisions to secure a large portion of our fleet on long-term contracts with top counterparties during a time when the rate environment remained strong. As freight rates softened toward the end of 2008 and beginning of 2009, management made the strategic decision to focus on securing vessels on fixed, short-term time charters. By implementing our portfolio approach in signing contracts with staggered durations, Genco has positioned itself well to benefit from future rate increases while maintaining a sizeable contracted revenue stream. Notably, we have experienced an improvement in freight rates at the onset of 2010 and are pleased to have capitalized on opportunities to sign time charters at favorable rates.

Industry Leadership

Since our inception in 2004, management has remained committed to building a modern fleet comprised of first-in-class vessels that adhere to the highest operational standards. During 2009, we further solidified Genco's leading industry brand with the delivery of three Capesize newbuildings, which have enhanced our commercial prospects and expanded the earnings power of our modern fleet. Building upon our success, we completed the 2007 acquisition of nine Capesize vessels from Metrostar Management Corporation group, a major milestone for our Company, following the delivery of the Genco Claudius, the final Capesize newbuilding. By continuing to actively consolidate the industry, Genco is poised to further take advantage of the positive long-term demand for the global transportation of essential drybulk commodities.

Balance Sheet Strength

A core driver of Genco's success has been management's unwavering focus on preserving a strong financial foundation. Consistent with this crucial objective, we amended our 10-year, $1.4 billion credit facility in 2009 under favorable terms, enabling the Company to enhance its financial strength and flexibility during a difficult market environment. Our amended facility demonstrates the confidence our banking group has in Genco's prospects and underscores the Company's strong relationships with leading global maritime banks.

Outlook for 2010

The decisive steps Genco took in 2009, aimed at achieving stable and visible results and enhancing the Company's financial strength and flexibility, position the Company well for the future.

Genco enters 2010 with both significant operating cash flows and the ability to benefit from future rate increases. The Company also commences the year with a strong balance sheet, highlighted by more than $200 million in cash at the end of 2009. As we have done in the past, we intend to draw upon our strong financial position and take advantage of attractive growth opportunities that create enduring value for shareholders.

In October 2009, Genco formed Baltic Trading Limited, a new subsidiary, focused on the drybulk shipping spot market. On March 15, 2010, Baltic Trading Limited announced the completion of its initial public offering raising gross proceeds of $228.2 million before deducting underwriting discounts and commissions and estimated offering expenses. Baltic Trading plans to use the proceeds of the offering, together with a $75 million capital contribution received from Genco, to acquire its initial fleet of six vessels, which are expected to be delivered in April 2010 except for one Capesize vessel expected to be delivered in October 2010.

In Recognition of a Dedicated Team

Genco's considerable achievements during a challenging year are a tribute to our dedicated and experienced team. I thank our employees for their valuable contributions and commitment to excellence. I would also like to express my appreciation to our shareholders, customers and bankers for their continued support, and look forward to sharing our progress with you in the future.







A letter from

Robert Gerald Buchanan

President

We are pleased to have advanced our operating strategy during 2009 as Genco continued to provide world-class service to top international charterers, strengthening the Company's leadership position in the drybulk industry.

Since our inception, management has demonstrated an unwavering commitment to secure a large portion of the Company's fleet on favorable time charters with a diverse group of prestigious multi-national companies. During 2009, we continued to build strong relationships with blue-chip customers. Specifically, management utilized its extensive experience to secure contracts for two of our newly acquired vessels with Cargill International, a 150-year-old producer and marketer of food and agricultural products worldwide and Genco's largest customer. We also locked away a new vessel on a fixed contract with Morgan Stanley Capital Group, the commodities division of the global financial services firm. By expanding our time charter coverage with high quality customers, we have maintained significant revenue and earnings visibility during a period of market volatility. Complementing this notable achievement, we made the strategic decision to enter six vessels in leading spot pools last year in order to take advantage of a rising freight rate environment as market conditions continue to improve.

Genco once again strengthened its ability to provide customers with first-in-class vessels that support rigorous standards. In furthering our position as an industry bellwether, we took delivery of three additional Capesize newbuildings, the Genco Commodus, Genco Maximus, and the Genco Claudius as part of our acquisition of nine Capesize vessels from Metrostar Management Corporation group and completed this momentous transaction, which provides significant benefits for the Company and its shareholders. First, we enhanced our fleet profile, strengthening our reputation as a leading operator of high-quality tonnage. Second, we increased our strategic presence in the Capesize sector, the largest class of drybulk vessels, to take full advantage of the continued demand for drybulk goods in growth areas such as China and India as well as other developing countries around the globe.

Based on our continued success consolidating the drybulk industry, Genco currently owns a diversified portfolio of 35 drybulk vessels, comprised of nine Capesize, eight Panamax, four Supramax, six Handymax and eight Handysize vessels. As of February 24, 2010, our modern fleet with an average age of approximately 7 years, well below the industry average of approximately 15 years, contributed to the Company achieving utilization of over 99% for 2009 and bodes well for future performance.

Consistent with our goal to deliver results that surpass our customers' exacting requirements, we have strengthened our relationships with Wallem Ship Management and Anglo-Eastern Management. By partnering with two leading third-party technical managers, Genco is able to enhance quality control in respect to vessel operations, crew selection and safety training while maintaining an efficient cost structure. To this end, I am pleased Genco's daily vessel operating expenses for 2009 were below our budget.

During a challenging market environment, management remained steadfast in its approach to achieving the highest operational standards and solidifying Genco's industry leadership. Going forward, we intend to draw upon these core differentiators for the Company and drive future value for both our customers and shareholders alike.

I would like to thank our dedicated staff for all of their efforts in strengthening Genco's reputation for operational excellence. Genco is well positioned to emerge from the current downturn as a stronger company, and we look forward to the year ahead.



A letter from

John C. Wobensmith

Chief Financial Officer

Genco delivered on important financial objectives in 2009 as the Company once again posted strong results for shareholders and increased its financial flexibility. These accomplishments were even more notable due to the weak economic environment throughout the year.

Highlighting our strong financial performance, we generated net income of $148.6 million for the full year 2009 on total revenue of $379.5 million. The ongoing execution of management's time charter strategy supported the Company's strong results and positions Genco to continue to serve its shareholders well. This past year, we acted decisively in adjusting to challenging market conditions by signing contracts with high quality counterparties predominantly for durations of one year or less. Our opportunistic approach provides important strategic benefits. First, it enables Genco to capitalize on any future rate increases, which we have already begun to experience in 2010. Second, it promotes predictability in our financial results despite a volatile drybulk market. Consistent with our goal to obtain sizeable contracted revenue streams with the potential for future gains, as of February 24, 2010, we have approximately 57% of our fleet's available days locked away on contracts for the remainder of 2010. In addition to generating sizeable and stable cash flows, three of our Capesize vessels have profit-sharing arrangements, enabling Genco to earn a rate above and beyond the base rate.

As we continued to actively manage our fleet deployment to maximize cash flows, Genco maintained its commitment to a strong financial platform in both the near term and long term. In support of our efforts in this critical area, we amended our $1.4 billion credit facility at the onset of 2009 under favorable terms. Specifically, the collateral maintenance covenant has been temporarily waived, providing protection against volatile asset values. We also preserved the ability to utilize any undrawn portion of the facility to capitalize on accretive acquisitions. In working with our distinguished group of lenders, including DnB NOR Bank ASA and Bank of Scotland PLC, we have increased our financial flexibility and enhanced our future growth prospects. Genco's strong banking relationships are testimony to our leading industry position and serve as a core differentiator for the Company. Importantly, once Genco is able to satisfy the collateral maintenance covenant, the Company expects to be able to reinstate both its dividend policy and share repurchase program for the benefit of shareholders.

Our success in maintaining a strong capital structure during a difficult economic and credit environment provides a distinct advantage for Genco. We are pleased to have ended 2009 with a sizeable cash position of $205.8 million, which represents an increase of more than $80 million from the previous year. We remain dedicated to taking advantage of our significant liquidity and pursuing attractive growth opportunities. In further expanding our high-quality fleet and increasing our future earnings potential, we will maintain our disciplined approach by adhering to a strict set of return criteria related to earnings and cash flow accretion as well as return on capital hurdles as we have done in the past.

On March 15, 2010, Baltic Trading Limited, a newly formed subsidiary of Genco, announced the completion of its initial public offering raising gross proceeds of $228.2 million. Baltic Trading plans to use these proceeds along with a $75 million capital contribution received from Genco to acquire its initial fleet of six vessels. On February 25, 2010, Baltic Trading entered into a commitment letter with Nordea Bank Finland plc for a $100 million senior secured revolving credit facility which Baltic Trading intends to use primarily for bridge financing for future vessel acquisitions.

In closing, I thank our finance team for their hard work and dedication as well as our leading bankers for their continued support. In maintaining a high degree of integrity and transparency in our financial reporting, I am pleased to report that Genco had effective internal controls under Section 404 of the Sarbanes-Oxley Act at December 31, 2009.





Operational Excellence—Genco's unwavering commitment to operational excellence has enabled the Company to establish and maintain strong relationships with top-tier customers around the world and provide service that adheres to the highest industry standards.

» 57%

Percentage of available days in Genco's fleet that are currently locked away on contracts with high quality customers for the remainder of 2010.

At the core of Genco's success is management's ability to lock away a large portion of its modern fleet on attractive time charters with high quality counterparties. In advancing this important objective, Genco secured two newly built vessels on time charters last year with Cargill International, an international producer and marketer of food and agricultural products founded in 1865, and Morgan Stanley Capital Group, the commodities division of the global investment bank.

In addition to expanding its relationships with leading multi-national companies, the Company maintained an opportunistic approach in managing its fleet deployment during a volatile drybulk market. Specifically, the Company signed 10 vessels on short-term contracts with staggered durations. In doing so, Genco strengthened its ability to benefit from future increases in freight rates while maintaining significant fixed revenue streams.

Year to date 2010, Genco has successfully taken advantage of a rising rate environment and has signed time charters for 4 vessels at favorable rates. Currently, the Company has approximately 57% of its fleet's available days locked away on contracts for the remainder of 2010. Consistent with its time charter strategy, Genco remains focused on securing its vessels on favorable time charters with high-quality charterers as management has done since the Company's IPO in July of 2005.


54,482
63,522
106,809
86,580
$148,624
05
06
07
08
09

Net Income
dollars in thousands


2.90
2.51
4.06
2.84
$4.73
05
06
07
08
09

Earnings Per Share
diluted


17
20
27
32
35
05
06
07
08
09

Fleet Growth
total number of ships

2009 FINANCIAL HIGHLIGHTS

Balance Sheet Items	*December 31, 2009*
Cash (including restricted cash)	$ 205,767
Debt (including short-term portion)	$1,327,000
Equity	$ 928,925
Debt to Capitalization	58.8%

(U.S. dollars in thousands except for share and per share data)	2009	2008	2007	2006	2005
Revenues	$379,531	$405,370	$185,387	$133,232	$116,906
Operating Expenses:					
Voyage expenses	5,024	5,116	5,100	4,710	4,287
Vessel operating expenses	57,311	47,130	27,622	20,903	15,135
General and administrative expenses	15,024	17,027	12,610	8,882	4,937
Management fees	3,530	2,787	1,654	1,439	1,479
Depreciation and amortization	88,150	71,395	34,378	26,978	22,322
Gain on sale of vessels	—	(26,227)	(27,047)	—	—
Loss on forfeiture of vessel deposit	—	53,765			
Total operating expenses	169,039	170,993	54,317	62,912	48,160
Operating income	210,492	234,377	131,070	70,320	68,746


EXPOSED PANEL
posco



Operator of Modern Tonnage—Genco's leading reputation as an operator of modern tonnage is predicated upon owning a large, high-quality fleet that enables Genco to deliver first-rate service to top international charterers.



35 «

Number of drybulk vessels in Genco's modern and versatile fleet, enabling the Company to deliver first-rate service to top international charterers.

During 2009, the Company further expanded its industry leadership with the delivery of three Capesize newbuildings, the Genco Commodus, Genco Maximus and the Genco Claudius. Importantly, these vessels were secured on time charters prior to their delivery. With the acquisition of the Genco Claudius, Genco completed the acquisition of nine Capesize vessels from companies within the Metrostar Management Corporation group. This significant achievement increases Genco's strategic presence in the Capesize sector, the largest class of drybulk vessels, and positions the Company to considerably enhance its future earnings potential.

Currently, Genco owns a modern and versatile fleet of 35 drybulk vessels, consisting of nine Capesize, eight Panamax, four Supramax, six Handymax and eight Handysize vessels, with an average age of approximately 7 years, well below the industry average of approximately 15 years. In building a fleet that adheres to the highest operational standards, Genco has solidified its leading brand for the global transportation of iron ore, coal and other essential drybulk commodities.

Going forward, management plans to continue to execute its growth strategy. In pursuing future acquisitions, the Company intends to utilize its significant liquidity and adhere to a strict set of return criteria related to earnings and cash flow accretion as well as return on capital hurdles.

CAPESIZE VESSELS		
Genco Constantine	180,183	2008
Genco Augustus	180,151	2007
Genco London	177,833	2007
Genco Titus	177,729	2007
Genco Tiberius	175,874	2007
Genco Hadrian	169,694	2008
Genco Commodus	169,025	2009
Genco Maximus	169,025	2009
Genco Claudius	169,025	2010[1]
PANAMAX VESSELS		
Genco Thunder	76,588	2007
Genco Raptor	76,499	2007
Genco Beauty	73,941	1999
Genco Vigour	73,941	1999
Genco Knight	73,941	1999
Genco Leader	73,941	1999
Genco Surprise	72,495	1998
Genco Acheron	72,495	1999
SUPRAMAX VESSELS		
Genco Hunter	58,729	2007
Genco Warrior	55,435	2005
Genco Predator	55,407	2005
Genco Cavalier	53,617	2007
HANDYMAX VESSELS		
Genco Muse	48,913	2001
Genco Success	47,186	1997
Genco Wisdom	47,180	1997
Genco Carrier	47,180	1998
Genco Prosperity	47,180	1997
Genco Marine	45,222	1996
HANDYSIZE VESSELS		
Genco Sugar	29,952	1998
Genco Reliance	29,952	1999
Genco Progress	29,952	1999
Genco Pioneer	29,952	1999
Genco Explorer	29,952	1999
Genco Champion	28,445	2006
Genco Challenger	28,428	2003
Genco Charger	28,398	2005

[1] On December 30, 2009, the Company took delivery of the Genco Claudius. However, the vessel has been designated by Lloyd's Register of Shipping as being built in 2010.



2009 Financial & Corporate Information

Selected Consolidated Financial and Other Data

(U.S. dollars in thousands except for share and per share amounts)	*For the Years Ended December 31,*				
	2009	2008	2007	2006	2005[1]
Income Statement Data:					
Revenues	**$ 379,531**	$ 405,370	$ 185,387	$133,232	$ 116,906
Operating Expenses:					
Voyage expenses	**5,024**	5,116	5,100	4,710	4,287
Vessel operating expenses	**57,311**	47,130	27,622	20,903	15,135
General and administrative expenses	**15,024**	17,027	12,610	8,882	4,937
Management fees	**3,530**	2,787	1,654	1,439	1,479
Depreciation and amortization	**88,150**	71,395	34,378	26,978	22,322
Loss on forfeiture of vessel deposits	**—**	53,765	—	—	—
Gain on sale of vessels	**—**	(26,227)	(27,047)	—	—
Total operating expenses	**169,039**	170,993	54,317	62,912	48,160
Operating income	**210,492**	234,377	131,070	70,320	68,746
Other (expense) income	**(61,868)**	(147,797)	(24,261)	(6,798)	(14,264)
Net income	**$ 148,624**	$ 86,580	$ 106,809	$ 63,522	$ 54,482
Earnings per share—Basic	**$ 4.75**	$ 2.86	$ 4.08	$ 2.51	$ 2.91
Earnings per share—Diluted	**$ 4.73**	$ 2.84	$ 4.06	$ 2.51	$ 2.90
Dividends declared and paid per share	**$ —**	$ 3.85	$ 2.64	$ 2.40	$ 0.60
Weighted average common shares outstanding—Basic	**31,295,212**	30,290,016	26,165,600	25,278,726	18,751,726
Weighted average common shares outstanding—Diluted	**31,445,063**	30,452,850	26,297,521	25,351,297	18,755,195
Balance Sheet Data:			*(U.S. dollars in thousands, at end of period)*		
Cash and cash equivalents	**$ 188,267**	$ 124,956	$ 71,496	$ 73,554	$ 46,912
Total assets	**2,336,802**	1,990,006	1,653,272	578,262	489,958
Total debt (current and long-term)	**1,327,000**	1,173,300	936,000	211,933	130,683
Total shareholders' equity	**928,925**	696,478	622,185	353,533	348,242
Other Data:				*(U.S. dollars in thousands)*	
Net cash provided by operating activities	**$ 219,729**	$ 267,416	$ 120,862	$ 90,068	$ 88,230
Net cash used in investing activities	**(306,210)**	(514,288)	(984,350)	(82,840)	(268,072)
Net cash provided by financing activities	**149,792**	300,332	861,430	19,414	219,323
EBITDA[2]	**$ 298,330**	$ 208,807	$ 164,183	$ 97,406	$ 91,068

(1) On July 18, 2005, prior to the closing of the public offering of our common stock, our board of directors and stockholder approved a split (in the form of a stock dividend, giving effect to a 27,000:1 common stock split) of our common stock. All share and per share amounts relating to common stock, included in the accompanying consolidated financial statements and footnotes, have been restated to reflect the stock split for all periods presented.

(2) EBITDA represents net income plus net interest expense and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in our consolidated internal financial statements, and it is presented for review at our board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate the Company's performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a measure of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income for each of the periods presented above:

	For the Years Ended December 31,				
	2009	2008	2007	2006	2005
Net income	**$148,624**	$ 86,580	$106,809	$63,522	$54,482
Net interest expense	**61,556**	50,832	22,996	6,906	14,264
Depreciation and amortization	**88,150**	71,395	34,378	26,978	22,322
EBITDA	**$298,330**	$208,807	$164,183	$97,406	$91,068

General

We are a Marshall Islands company incorporated in September 2004 to transport iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes through the ownership and operation of drybulk carrier vessels. As of February 26, 2010, our fleet consisted of nine Capesize, eight Panamax, four Supramax, six Handymax and eight Handysize drybulk carriers, with an aggregate carrying capacity of approximately 2,903,000 dwt, and the average age of our fleet was approximately 7.0 years at December 31, 2009, as compared to the average age for the world fleet of approximately 15 years for the drybulk shipping segments in which we compete. Most of the vessels in our fleet are on time charters to well known charterers, including Lauritzen Bulkers, Cargill, Pacbasin, STX, Cosco, and HMMC. As of February 26, 2010, 29 of the 35 vessels in our fleet are presently engaged under time charter contracts that expire (assuming the option periods in the time charters are not exercised) between March 2010 and October 2012, and six of our vessels are currently operating in vessel pools. See page 41 for a table indicating the delivery dates of all vessels currently in our fleet.

We intend to acquire additional modern, high-quality drybulk carriers through timely and selective acquisitions of vessels in a manner that is accretive to our cash flow. We expect to fund acquisitions of additional vessels using cash reserves set aside for this purpose, additional borrowings and may consider additional debt and equity financing alternatives from time to time.

Our management team and our other employees are responsible for the commercial and strategic management of our fleet. Commercial management includes the negotiation of charters for vessels, managing the mix of various types of charters, such as time charters and voyage charters, and monitoring the performance of our vessels under their charters. Strategic management includes locating, purchasing, financing and selling vessels. We currently contract with three independent technical managers, to provide technical management of our fleet at a lower cost than we believe would be possible in-house. Technical management involves the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. Members of our New York City-based management team oversee the activities of our independent technical managers.

On October 14, 2009, Baltic Trading, our wholly owned subsidiary, filed a registration statement on Form S-1 with the Securities and Exchange Commission, or SEC. Baltic Trading is a newly formed New York City-based company incorporated in October 2009 in the Marshall Islands to conduct a shipping business focused on the drybulk industry spot market. Baltic Trading is currently in the process of preparing for its initial public offering.

On or prior to the consummation of Baltic Trading's public offering, we plan to enter into certain arrangements with Baltic Trading as follows:

- a Subscription Agreement under which our wholly owned subsidiary, Genco Investments LLC, will subscribe for shares of Class B Stock of Baltic Trading in exchange for a capital contribution of $75 million (with amounts we may advance to Baltic Trading for vessel purchase deposits or other purposes prior to its initial public offering being credited towards such $75 million);
- a Management Agreement pursuant to which we will provide Baltic Trading with commercial, technical, administrative and strategic services in exchange for certain fees; and
- an Omnibus Agreement in which Baltic Trading will be granted a right of first refusal for certain spot chartering opportunities and we will be granted a right of first refusal for other business opportunities generally.

Year ended December 31, 2009 compared to the year ended December 31, 2008

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2009 and 2008.

	For the Years Ended December 31,		Increase	%
	2009	2008	(Decrease)	Change
Fleet Data:				
Ownership days[1]				
Capesize	**2,458.9**	1,781.6	677.3	38.0%
Panamax	**2,920.0**	2,541.3	378.7	14.9%
Supramax	**1,460.0**	1,265.5	194.5	15.4%
Handymax	**2,190.0**	2,196.0	(6.0)	(0.3%)
Handysize	**2,920.0**	2,926.4	(6.4)	(0.2%)
Total	**11,948.9**	10,710.8	1,238.1	11.6%
Available days[2]				
Capesize	**2,456.1**	1,780.8	675.3	37.9%
Panamax	**2,896.8**	2,478.5	418.3	16.9%
Supramax	**1,430.1**	1,263.6	166.5	13.2%
Handymax	**2,156.6**	2,196.0	(39.4)	(1.8%)
Handysize	**2,891.0**	2,863.0	28.0	1.0%
Total	**11,830.6**	10,581.9	1,248.7	11.8%
Operating days[3]				
Capesize	**2,450.4**	1,780.5	669.9	37.6%
Panamax	**2,838.9**	2,425.8	413.1	17.0%
Supramax	**1,404.3**	1,215.7	188.6	15.5%
Handymax	**2,144.4**	2,180.8	(36.4)	(1.7%)
Handysize	**2,874.9**	2,857.9	17.0	0.6%
Total	**11,712.9**	10,460.7	1,252.2	12.0%
Fleet utilization[4]				
Capesize	**99.8%**	100.0%	(0.2%)	(0.2%)
Panamax	**98.0%**	97.9%	0.1%	0.1%
Supramax	**98.2%**	96.2%	2.0%	2.0%
Handymax	**99.4%**	99.3%	0.1%	0.1%
Handysize	**99.4%**	99.8%	(0.4%)	(0.4%)
Fleet average	**99.0%**	98.9%	0.1%	0.1%

(U.S. dollars)	For the Years Ended December 31, 2009	2008	Increase (Decrease)	% Change
Average Daily Results:				
Time Charter Equivalent[(5)]				
Capesize	$56,359	$69,922	$(13,563)	(19.4%)
Panamax	29,213	34,194	(4,981)	(14.6%)
Supramax	25,845	46,881	(21,036)	(44.9%)
Handymax	27,922	33,875	(5,953)	(17.6%)
Handysize	18,776	20,035	(1,259)	(6.3%)
Fleet average	31,656	37,824	(6,168)	(16.3%)
Daily vessel operating expenses[(6)]				
Capesize	$ 5,359	$ 4,822	$ 537	11.1%
Panamax	5,126	4,641	485	10.5%
Supramax	4,876	4,629	247	5.3%
Handymax	4,569	4,380	189	4.3%
Handysize	4,123	3,851	272	7.1%
Fleet average	4,796	4,400	396	9.0%

(1) We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) We define TCE rates as net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

(U.S. dollars in thousands)	For the Years Ended December 31, 2009	2008
Income statement data		
Voyage revenues	$379,531	$405,370
Voyage expenses	5,024	5,116
Net voyage revenue	$374,507	$400,254

(6) We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Data

The following compares our operating income and net income for the years ended December 31, 2009 and 2008.

(U.S. dollars in thousands except for per share amounts)	*For the Years Ended December 31,* 2009	2008	Increase (Decrease)	% Change
Income Statement Data:				
Revenues	$ 379,531	$ 405,370	$ (25,839)	(6.4%)
Operating Expenses:				
Voyage expenses	5,024	5,116	(92)	(1.8%)
Vessel operating expenses	57,311	47,130	10,181	21.6%
General and administrative expenses	15,024	17,027	(2,003)	(11.8%)
Management fees	3,530	2,787	743	26.7%
Depreciation and amortization	88,150	71,395	16,755	23.5%
Loss on forfeiture of vessel deposits	—	53,765	(53,765)	100.0%
Gain on sale of vessels	—	(26,227)	26,227	(100.0%)
Total operating expenses	169,039	170,993	(1,954)	(1.1%)
Operating income	210,492	234,377	(23,885)	(10.2%)
Other (expense) income	(61,868)	(147,797)	85,929	(58.1%)
Net income	$ 148,624	$ 86,580	$ 62,044	71.7%
Earnings per share—Basic	$ 4.75	$ 2.86	$ 1.89	66.1%
Earnings per share—Diluted	$ 4.73	$ 2.84	$ 1.89	66.5%
Dividends declared and paid per share	$ —	$ 3.85	$ (3.85)	(100.0%)
Weighted average common shares outstanding—Basic	31,295,212	30,290,016	1,005,196	3.3%
Weighted average common shares outstanding—Diluted	31,445,063	30,452,850	992,213	3.3%
Balance Sheet Data:	*(U.S. dollars in thousands, at end of period)*			
Cash and cash equivalents	$ 188,267	$ 124,956	$ 63,311	50.7%
Total assets	2,336,802	1,990,006	346,796	17.4%
Total debt (current and long-term)	1,327,000	1,173,300	153,700	13.1%
Total shareholders' equity	928,925	696,478	232,447	33.4%
Other Data:	*(U.S. dollars in thousands)*			
Net cash provided by operating activities	$ 219,729	$ 267,416	$ (47,687)	(17.8%)
Net cash used in investing activities	(306,210)	(514,288)	208,078	(40.5%)
Net cash provided by financing activities	149,792	300,332	(150,540)	(50.1%)
EBITDA[1]	$ 298,330	$ 208,807	$ 89,523	42.9%

(1) EBITDA represents net income plus net interest expense and depreciation and amortization. Refer to page 17 where the use of EBITDA is discussed. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income for each of the periods presented above:

(U.S. dollars in thousands)	*For the years ended December 31,* 2009	2008
Net income	$148,624	$ 86,580
Net interest expense	61,556	50,832
Depreciation and amortization	88,150	71,395
EBITDA	$298,330	$208,807

Results of Operations

Revenues—Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire that our vessels earn, that, in turn, are affected by a number of factors, including:

- the duration of our charters;
- our decisions relating to vessel acquisitions and disposals;
- the amount of time that we spend positioning our vessels;
- the amount of time that our vessels spend in drydock undergoing repairs;
- maintenance and upgrade work;
- the age, condition and specifications of our vessels;
- levels of supply and demand in the drybulk shipping industry; and
- other factors affecting spot market charter rates for drybulk carriers.

For 2009, revenues decreased 6.4% to $379.5 million versus $405.4 million for 2008. Revenues in both periods consisted of charter payments for our vessels, including revenue realized from pools. The decrease in revenues during the twelve months ended December 31, 2009 was due to lower charter rates achieved for some of our vessels, reflecting the generally lower rates for charters entered into in current market conditions, offset by additional revenue from the operation of a larger fleet.

The average TCE rate of our fleet decreased to $31,656 a day for 2009 from $37,824 a day for 2008. The decrease in TCE rates was primarily due to lower time charter rates achieved in 2009 versus the prior year for six of our Panamax vessels, three of our Supramax vessels, two of our Handymax vessels, as well as six of our Handysize vessels in our current fleet. Additionally, there were lower revenues for two of our Capesize vessels due to profit sharing agreements. This was offset by higher revenues on two of our Panamax vessels and four of our Handymax vessels. Furthermore, the overall decrease in the average TCE rate of our fleet during 2009 was offset by revenue earned due to the operation of three of the Capesize vessels acquired as part of the Metrostar acquisition, the Genco Hadrian, Genco Commodus and Genco Maximus.

Charterhire rates are volatile, as evidenced by seasonally high rates during May 2009, followed by weaker rates for the following six months followed by a peak during December 2009.

For 2009 and 2008, we had ownership days of 11,948.9 days and 10,710.8 days, respectively. Our fleet utilization for 2009 and 2008 was consistent for both periods at approximately 99.0%.

Voyage Expenses—Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated third parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner.

For the years ended 2009 and 2008, we did not incur port and canal charges or any significant expenses related to the consumption of bunkers as part of our vessels' overall expenses, because all of our vessels were employed under time charters or pool arrangements that required the charterer to bear all of those expenses.

For 2009 and 2008, voyage expenses were $5.0 million and $5.1 million, respectively, and consisted primarily of brokerage commissions paid to third parties.

Vessel Operating Expenses—Vessel operating expenses increased to $57.3 million from $47.1 million for 2009 and 2008, respectively. This was primarily due to the operation of a larger fleet, higher insurance expenses and other expenses related to spares as well as the operation of more Capesize vessels during 2009.

For 2009 and 2008, the average daily vessel operating expenses for our fleet were $4,796 and $4,400 per day, respectively. The increase in 2009 was due mostly to increased costs for insurance and spare parts, as well as the operation of a larger fleet consisting of additional Capesize vessels for 2009 as compared to 2008. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

Our vessel operating expenses, which generally represent fixed costs, will increase as a result of the expansion of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crewing, lubes, and insurance, may also cause these expenses to increase. We have increased our 2010 budget for these expenses based primarily on the anticipated increased cost for repairs and maintenance and lubricants.

Based on our management's estimates and budgets provided by our technical manager, we expect our vessels to have daily vessel operating expenses during 2010 of:

Vessel Type	Average Daily Budgeted Amount
Capesize	$6,400
Panamax	5,300
Supramax	4,900
Handymax	5,000
Handysize	4,700

Based on these average daily budgeted amounts by vessel type, we expect our fleet to have average daily vessel operating expenses of $5,350 during 2010.

General and Administrative Expenses—We incur general and administrative expenses, which relate to our onshore non-vessel-related activities. Our general and administrative expenses include our payroll expenses, including those relating to our executive officers, rent, legal, auditing and other professional expenses.

For 2009 and 2008, general and administrative expenses were $15.0 million and $17.0 million, respectively. The decrease in general and administrative expenses was due to a decrease in costs associated with employee compensation and other administrative costs.

Management Fees—We incur management fees to third-party technical management companies for the day-to-day management of our vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. For 2009 and 2008, management fees were $3.5 million and $2.8 million, respectively. The increase was primarily due to the operation of a larger fleet as well as an increase in monthly management fees. Based on the operation of 35 vessels, we expect management fees to increase to approximately $4.5 million during 2010 due to the operation of a larger fleet of vessels over 2009 and an increase to management fees paid to our technical managers.

Depreciation and Amortization—We depreciate the cost of our vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years. Furthermore, we estimate the residual values of our vessels to be based upon $175 per lightweight ton, which we believe to be the anticipated scrap value of our vessels.

For years ended December 31, 2009 and 2008, depreciation and amortization charges were $88.2 million and $71.4 million, respectively, resulting in an increase of $16.8 million. The increase primarily was due to the operation of a larger fleet.

Loss on Forfeiture of Vessel Deposits—For year ended December 31, 2009 and 2008, the loss on forfeiture of vessel deposits was $0 million and $53.8 million, respectively. The loss recorded during 2008 was attributable to our cancellation of the acquisition of six vessels during the fourth quarter of 2008. The Company decided to cancel this acquisition in order to strengthen its liquidity and in light of market conditions at that time.

Gain on Sale of Vessels—For year ended December 31, 2009 and 2008, the gain on the sale of vessels was $0 and $26.2 million, respectively. The gain in 2008 was attributable to the sale of the Genco Trader.

Other (Expense) Income—

Impairment of Investment—For 2009 and 2008, impairment of investment was $0 and $103.9 million, respectively. During 2008, the impairment of investment balance consists of the write-down of the Company's investment in Jinhui to its estimated fair value as the Company deemed the investment to be other-than-temporarily impaired as of December 31, 2008. The impairment loss was reclassified from equity and recorded in the Consolidated Statement of Operations. The Company investment was considered to be other-than-temporarily impaired as of December 31, 2008 due to the severity of the decline in its market value versus our cost basis. During the year ended December 31, 2009, no impairment charges were recorded as the market value exceeded our new cost basis.

Net Interest Expense—For 2009 and 2008, net interest expense was $61.6 million and $50.8 million, respectively. Net interest expense consisted primarily of interest expense under our 2007 Credit Facility during both periods, as well as interest expense under our 2008 Term Facility during 2008. Due to the 2009 Amendment, the Company recorded a non-cash charge of $1.9 million associated with capitalized costs related to deferred financing costs on the facility and prior amendments during the fourth quarter of 2008. Additionally, during the fourth quarter of 2008, the Company cancelled the 2008 Term Facility resulting in a charge of $2.2 million associated with unamortized deferred financing costs. Interest income as well as amortization of deferred financing costs related to our respective credit facilities is included in both periods. The increase in net interest expense for 2009 versus 2008 was mostly a result of higher outstanding debt due to the acquisition of additional vessels during the second quarter through the fourth quarter of 2008 and the third quarter through the fourth quarter of 2009. Additionally, the increase in net interest expense was attributable to the increase in the Applicable Margin as a result of the 2009 Amendment to the 2007 Credit Facility.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2008 and 2007.

	For the Years Ended December 31,		Increase	%
	2008	2007	(Decrease)	Change
Fleet Data:				
Ownership days[1]				
Capesize	1,781.6	403.5	1,378.1	341.5%
Panamax	2,541.3	2,555.0	(13.7)	(0.5%)
Supramax	1,265.5	37.3	1,228.2	3,292.8%
Handymax	2,196.0	2,578.3	(382.3)	(14.8%)
Handysize	2,926.4	1,860.0	1,066.4	57.3%
Total	10,710.8	7,434.1	3,276.7	44.1%
Available days[2]				
Capesize	1,780.8	396.8	1,384.0	348.8%
Panamax	2,478.5	2,535.5	(57.0)	(2.2%)
Supramax	1,263.6	32.0	1,231.6	3,848.8%
Handymax	2,196.0	2,502.5	(306.5)	(12.2%)
Handysize	2,863.0	1,847.2	1,015.8	55.0%
Total	10,581.9	7,314.0	3,267.9	44.7%
Operating days[3]				
Capesize	1,780.5	396.8	1,383.7	348.7%
Panamax	2,425.8	2,473.5	(47.7)	(1.9%)
Supramax	1,215.7	32.0	1,183.7	3,699.1%
Handymax	2,180.8	2,483.7	(302.9)	(12.2%)
Handysize	2,857.9	1,833.8	1,024.1	55.8%
Total	10,460.7	7,219.9	3,240.8	44.9%
Fleet utilization[4]				
Capesize	100.0%	100.0%	0.0%	0.0%
Panamax	97.9%	97.6%	0.3%	0.3%
Supramax	96.2%	100.0%	(3.8%)	(3.8%)
Handymax	99.3%	99.3%	0.0%	0.0%
Handysize	99.8%	99.3%	0.5%	0.5%
Fleet average	98.9%	98.7%	0.2%	0.2%

(U.S. dollars)	For the Years Ended December 31, 2008	2007	Increase (Decrease)	% Change
Average Daily Results:				
Time Charter Equivalent[5]				
Capesize	$69,922	$68,377	$ 1,545	2.3%
Panamax	34,194	26,952	7,242	26.9%
Supramax	46,881	44,959	1,922	4.3%
Handymax	33,875	22,221	11,654	52.4%
Handysize	20,035	15,034	5,001	33.3%
Fleet average	37,824	24,650	13,174	53.4%
Daily vessel operating expenses[6]				
Capesize	$ 4,822	$ 4,190	$ 632	15.1%
Panamax	4,641	4,261	380	8.9%
Supramax	4,629	4,334	295	6.8%
Handymax	4,380	3,395	985	29.0%
Handysize	3,851	3,295	556	16.9%
Fleet average	4,400	3,716	684	18.4%

(1) We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) We define TCE rates as net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

(U.S. dollars in thousands)	For the Years Ended December 31, 2008	2007
Income statement data		
Voyage revenues	$405,370	$185,387
Voyage expenses	5,116	5,100
Net voyage revenue	$400,254	$180,287

(6) We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Data

The following discusses our operating income and net income for the years ended December 31, 2008 and 2007.

	For the Years Ended December 31,			
(U.S. dollars in thousands except for per share amounts)	2008	2007	Increase (Decrease)	% Change
Income Statement Data:				
Revenues	$ 405,370	$ 185,387	$ 219,983	118.7%
Operating Expenses:				
Voyage expenses	5,116	5,100	16	0.3%
Vessel operating expenses	47,130	27,622	19,508	70.6%
General and administrative expenses	17,027	12,610	4,417	35.0%
Management fees	2,787	1,654	1,133	68.5%
Depreciation and amortization	71,395	34,378	37,017	107.7%
Loss on forfeiture of vessel deposits	53,765	—	53,765	100.0%
Gain on sale of vessels	(26,227)	(27,047)	820	(3.0%)
Total operating expenses	170,993	54,317	116,676	214.8%
Operating income	234,377	131,070	103,307	78.8%
Other (expense) income	(147,797)	(24,261)	(123,536)	509.2%
Net income	$ 86,580	$ 106,809	$ (20,229)	(18.9%)
Earnings per share—Basic	$ 2.86	$ 4.08	$ (1.22)	(29.9%)
Earnings per share—Diluted	$ 2.84	$ 4.06	$ (1.22)	(30.0%)
Dividends declared and paid per share	$ 3.85	$ 2.64	$ 1.21	45.8%
Weighted average common shares outstanding—Basic	30,290,016	26,165,600	4,124,416	15.8%
Weighted average common shares outstanding—Diluted	30,452,850	26,297,521	4,155,329	15.8%
Balance Sheet Data:		*(U.S. dollars in thousands, at end of period)*		
Cash and cash equivalents	$ 124,956	$ 71,496	$ 53,460	74.8%
Total assets	1,990,006	1,653,272	336,734	20.4%
Total debt (current and long-term)	1,173,300	936,000	237,300	25.4%
Total shareholders' equity	696,478	622,185	74,293	11.9%
Other Data:			*(U.S. dollars in thousands)*	
Net cash flow provided by operating activities	$ 267,416	$ 120,862	$ 146,554	121.3%
Net cash flow used in investing activities	(514,288)	(984,350)	470,062	(47.8%)
Net cash provided by financing activities	300,332	861,430	(561,098)	(65.1%)
EBITDA[1]	$ 208,807	$ 164,183	$ 44,624	27.2%

(1) EBITDA represents net income plus net interest expense and depreciation and amortization. Refer to page 17 where the use of EBITDA is discussed. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income for each of the periods presented above:

	For the years ended December 31,	
(U.S. dollars in thousands)	2008	2007
Net income	$ 86,580	$106,809
Net interest expense	50,832	22,996
Depreciation and amortization	71,395	34,378
EBITDA	$208,807	$164,183

Results of Operations

Revenues—For 2008, revenues grew 118.7% to $405.4 million versus $185.4 million for 2007. Revenues in both periods consisted of charter payments for our vessels, including revenue realized from pools. The increase in revenues during the twelve months ended December 31, 2008 was primarily due to the growth of our fleet and favorable market conditions at the time we entered into time charter agreements, as evidenced by the increase in the average TCE rate as discussed below.

The average TCE rate of our fleet increased to $37,824 a day for 2008 from $24,650 a day for 2007. The increase in TCE rates was primarily due to higher time charter rates achieved in 2008 versus the prior year for three of the Panamax vessels, the six Handymax vessels, as well as six of the Handysize vessels in our current fleet. Furthermore, higher TCE rates were achieved during 2008 versus 2007 due to the operation of one of the Capesize vessels acquired as part of the Metrostar acquisition and the two Panamax and one Supramax vessel acquired as part of the Bocimar acquisition.

For 2008 and 2007, we had ownership days of 10,710.8 days and 7,434.1 days, respectively. Our fleet utilization for 2008 and 2007 was 98.9% and 98.7%, respectively. The utilization was higher during the year ended December 31, 2008 due to additional unscheduled off-hire days during 2007 as compared to 2008. During 2007, we experienced unscheduled off-hire of approximately 50 days in aggregate for the Genco Trader, Genco Glory and Genco Sugar associated with maintenance and other delays, as compared to 41 unscheduled off-hire days during 2008 related to the repair of the Genco Hunter.

Voyage Expenses—Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated third parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner.

For the years ended 2008 and 2007, we did not incur port and canal charges or any significant expenses related to the consumption of bunkers as part of our vessels' overall expenses, because all of our vessels were employed under time charters or pool arrangements that required the charterer to bear all of those expenses.

For both 2008 and 2007, voyage expenses were $5.1 million and consisted primarily of brokerage commissions paid to third parties.

Vessel Operating Expenses—Vessel operating expenses increased to $47.1 million from $27.6 million for 2008 and 2007, respectively. This was mostly due to the expansion of our fleet during 2008 as compared to 2007. Furthermore, the increased costs were due to higher expenses for crewing, repairs and maintenance and insurance.

For 2008 and 2007, the average daily vessel operating expenses for our fleet were $4,400 and $3,716 per day, respectively. The increase in 2008 was due mostly to increased costs for crewing, repairs and maintenance and insurance, as well as the operation of larger, Capesize vessels for all of 2008 as compared to 2007. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

General and Administrative Expenses—For 2008 and 2007, general and administrative expenses were $17.0 million and $12.6 million, respectively. The increase in general and administrative expenses was due to costs associated with higher employee non-cash compensation and other employee-related costs.

Management Fees—We incur management fees to third-party technical management companies for the day-to-day management of our vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. For 2008 and 2007, management fees were $2.8 million and $1.7 million, respectively. The increase was due primarily to increased rates charged by the management companies we use as well to as the operation of a larger fleet.

Depreciation and Amortization—For years ended December 31, 2008 and 2007, depreciation and amortization charges were $71.4 million and $34.4 million, respectively, an increase of $37.0 million. The increase primarily was due to the growth in our fleet during 2008 as compared to 2007.

Loss on Forfeiture of Vessel Deposits—For years ended December 31, 2008 and 2007, the loss on forfeiture of vessel deposits was $53.8 million and $0 million, respectively. This loss was attributable to our cancellation of the acquisition of six vessels during the fourth quarter of 2008. The Company decided to cancel this acquisition in order to strengthen its liquidity and in light of market conditions at the time.

Gain on Sale of Vessels—For years ended December 31, 2008 and 2007, the gain on the sale of vessels was $26.2 million and $27.0 million, respectively. These amounts were attributable to the sale of the Genco Trader in 2008 and the sale of the Genco Glory and Genco Commander in 2007.

Other (Expense) Income—

Other Expense—Effective August 16, 2007, the Company elected hedge accounting for forward currency contracts in place associated with the cost basis of shares of Jinhui stock it has purchased. However, the hedge is limited to the lower of the cost basis or the market value of the Jinhui stock. On October 10, 2008, the Company elected to discontinue the purchase of forward currency contracts associated with Jinhui and has eliminated the hedge due to the current market value of Jinhui. The forward currency contract for a notional amount of 739.2 million NOK (Norwegian Kroner) or $128,105, was settled on October 22, 2008. For further details of the application of hedge accounting, please refer to the discussion under the subheading "Currency Risk Management." For 2008 and 2007, other expense was $(0.1) million and $(1.3) million, respectively. The loss for the year ended December 31, 2008 is primarily due to the difference paid between the spot and forward rate on the forward currency contracts associated with our investment. The loss for the year ended December 31, 2007 is primarily attributable to the forward currency contracts associated with Jinhui prior to electing hedge accounting.

Impairment of Investment—For 2008 and 2007, impairment of investment was $103.9 million and $0 million, respectively. During 2008, the impairment of investment balance consists of the write-down of the Company's investment in Jinhui to its estimated fair value as the Company deemed the investment to be other-than-temporarily impaired as of December 31, 2008. The impairment loss was reclassified from equity and recorded in the Consolidated Statement of Operations. The Company investment was considered to be other-than-temporarily impaired as of December 31, 2008 due to the severity of the decline in its market value versus our cost basis.

Net Interest Expense—For 2008 and 2007, net interest expense was $50.8 million and $23.0 million, respectively. Net interest expense consisted primarily of interest expense under our 2007 Credit Facility and 2008 Term Facility during 2008 and the 2005 Credit Facility, the Short-Term Line, and the 2007 Credit Facility during 2007. Due to the 2009 Amendment, the Company recorded a non-cash charge of $1.9 million associated with capitalized costs related to deferred financing costs on the facility and prior amendments. Additionally, during the fourth quarter of 2008, the Company cancelled the 2008 Term Facility resulting in a charge of $2.2 million associated with unamortized deferred financing costs. During the third quarter of 2007, the Company refinanced the 2005 Credit Facility and the Short-Term Line with the 2007 Credit Facility resulting in a non-cash charge of $3.6 million associated with the write-down of unamortized deferred bank charges related to our former facilities. Interest income as well as amortization of deferred financing costs related to our respective credit facilities is included in both periods. The increase in net interest expense for 2008 versus 2007 was mostly a result of higher outstanding debt due to the acquisition of additional vessels in the fourth quarter of 2007 through the third quarter of 2008.

Liquidity and Capital Resources

To date, we have financed our capital requirements with cash flow from operations, equity offerings and bank debt. We have used our funds primarily to fund vessel acquisitions, regulatory compliance expenditures, the repayment of bank debt and the associated interest expense and the payment of dividends. We will require capital to fund ongoing operations, acquisitions and debt service. We expect to rely on operating cash flows to implement our growth plan and our anticipated $75 million capital contribution to Baltic Trading, as we currently have only $12.5 million of available borrowing capacity under our 2007 Credit Facility. Please refer to the discussion under the subheading "Dividend Policy" below for additional information regarding dividends. We also may consider debt and additional equity financing alternatives from time to time. However, if market conditions become negative, we may be unable to raise additional equity capital or debt financing on acceptable terms or at all.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements, for the next twelve months as well as our anticipated capital contribution to Baltic Trading. As a result of the reduction in the market values of vessels, the Company entered into an amendment to the 2007 Credit Facility on January 26, 2009 which waived the existing collateral maintenance financial covenant, which required us to maintain pledged vessels with a value equal to at least 130% of our current borrowings, and accelerated the reductions of the total facility which began on March 31, 2009. Please read the "2007 Credit Facility" section below for further details of the terms of the amendment. The collateral maintenance covenant will be waived until we can represent that we are in compliance with all of our financial covenants.

Dividend Policy

Historically, our dividend policy, which commenced in November 2005, has been to declare quarterly distributions to shareholders by each February, May, August and November, substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determines we should maintain. These reserves covered, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. In the future, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. On January 26, 2009, we entered into an amendment to the 2007 Credit Facility (the "2009 Amendment") pursuant to which we are required to suspend the payment of cash dividends until we can represent that we are in a position to satisfy the collateral maintenance covenant. Refer to the "2007 Credit Facility" section below for further information regarding this amendment. As such, a dividend has not been declared during 2009. The following table summarizes the dividends declared based on the results of the respective fiscal quarter:

	Dividend Per Share	Declaration Date
Fiscal Year Ended December 31, 2009		
4th Quarter	$ —	N/A
3rd Quarter	$ —	N/A
2nd Quarter	$ —	N/A
1st Quarter	$ —	N/A
Fiscal Year Ended December 31, 2008		
4th Quarter	$ —	N/A
3rd Quarter	$1.00	10/23/08
2nd Quarter	$1.00	7/24/08
1st Quarter	$1.00	4/29/08
Fiscal Year Ended December 31, 2007		
4th Quarter	$0.85	2/13/08
3rd Quarter	$0.66	10/25/07
2nd Quarter	$0.66	7/26/07
1st Quarter	$0.66	4/26/07

The aggregate amount of the dividend paid in 2009, 2008 and 2007 was $0, $117.1 million and $69.6 million, respectively, which we funded from cash on hand. As a result of the 2009 Amendment to the 2007 Credit Facility, we have suspended the payment of cash dividends effective for the fourth quarter of 2008, and payment of cash dividends will remain suspended until we can meet the collateral maintenance covenant contained in the 2007 Credit Facility.

The declaration and payment of any dividend is subject to the discretion of our board of directors and our compliance with the collateral maintenance covenant, which is currently waived as part of the 2009 Amendment. The timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and, as such, will generally be subject to a 15% U.S. federal income tax rate with respect to non-corporate U.S. shareholders that meet certain holding period and other requirements (through 2010). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. shareholder's tax basis in its common stock on a dollar-for-dollar basis and, thereafter, as capital gain.

Share Repurchase Program

On February 13, 2008, our board of directors approved our share repurchase program for up to a total of $50.0 million of our common stock. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program were determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require us to purchase any specific number or amount of shares and may be suspended or reinstated at any time in our discretion and without notice. Repurchases under the program are subject to restrictions under the 2007 Credit Facility. The 2007 Credit Facility was amended as of February 13, 2008 to permit the share repurchase program and provide that the dollar amount of shares repurchased is counted toward the maximum dollar amount of dividends that may be paid in any fiscal quarter. Subsequently, on January 26, 2009, we entered into the 2009 Amendment, which amended the 2007 Credit Facility to require us to suspend all share repurchases until we can represent that we are in a position to again satisfy the collateral maintenance covenant. Refer to the "2007 Credit Facility" section below for further information regarding this amendment. Pursuant to the 2009 Amendment, there were no share repurchases made during the twelve months ended December 31, 2009.

Since the inception of the share repurchase program through December 31, 2009, we had repurchased and retired 278,300 shares of our common stock for $11.5 million (average per share purchase price of $41.32) using funding from cash generated from operations pursuant to its share repurchase program. An additional 3,130 shares of common stock were repurchased from employees for $0.04 million during 2008 pursuant to our Equity Incentive Plan rather than the share repurchase program. No share repurchases were made during the year ended December 31, 2009, and the maximum dollar amount that may yet be purchased under our share repurchase program is $38,499,962.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Dollar Amount as Part of Publicly Announced Plans or Programs	Maximum Dollar Amount That May Yet Be Purchased Under the Plans or Programs
Jan. 1, 2009–Jan. 31, 2009	—	$—	$—	$38,499,962
Feb. 1, 2009–Feb. 28, 2009	—	—	—	38,499,962
Mar. 1, 2009–Mar. 31, 2009	—	—	—	38,499,962
Apr. 1, 2009–Apr. 30, 2009	—	—	—	38,499,962
May 1, 2009–May 31, 2009	—	—	—	38,499,962
Jun. 1, 2009–Jun. 30, 2009	—	—	—	38,499,962
Jul. 1, 2009–Jul. 31, 2009	—	—	—	38,499,962
Aug. 1, 2009–Aug. 31, 2009	—	—	—	38,499,962
Sept. 1, 2009–Sept. 30, 2009	—	—	—	38,499,962
Oct. 1, 2009–Oct. 31, 2009	—	—	—	38,499,962
Nov. 1, 2009–Nov. 30, 2009	—	—	—	38,499,962
Dec. 1, 2009–Dec. 31, 2009	—	—	—	38,499,962
Total	—	$—	$—	$38,499,962

Cash Flow

Net cash provided by operating activities for the twelve months ended December 31, 2009 and 2008 was $219.7 million and $267.4 million, respectively. The decrease in cash provided by operating activities was primarily due to a decrease in cash flows generated by the operation of our fleet due to lower charter rates and higher operating expenses. In addition, cash paid for interest increased during the twelve months ended December 31, 2009 as a result of an increase in the debt outstanding under the Company's 2007 Credit Facility.

Net cash used in investing activities for the twelve months ended December 31, 2009 and 2008 was $306.2 million and $514.3 million, respectively. The decrease was primarily due to less cash used for the purchase of vessels, and the decrease on payments on the forfeiture of vessel deposits during 2008, offset by a decline in cash provided by the sale of vessels. For the twelve months ended December 31, 2009, cash used in investing activities primarily related to the purchase of vessels in the amount of $287.6 million and deposits of restricted cash in the amount of $17.5 million. For the twelve months ended December 31, 2008, net cash used in investing activities primarily related to the purchase of vessels in the amount of $510.3 million, payments on the forfeiture of vessel deposits related to the cancellation of our six vessel acquisition in the amount of $53.8 million and the purchase of investments of $10.3 million, offset by the proceeds from the sale of the Genco Trader in the amount of $43.1 million and $13.7 million of proceeds from currency contracts.

Net cash provided by financing activities was $149.8 million during the twelve months ended December 31, 2009 as compared to $300.3 million during the twelve months ended December 31, 2008. The $150.5 million decrease in net cash provided by financing activities was primarily due to the issuance of common stock in the amount of $195.4 million, completed during the twelve-month period last year, offset by the suspension of the Company's dividend in 2009, for which $117.1 million of cash dividends had been paid. For the twelve months ended December 31, 2009, cash provided by financing activities consisted of $166.2 million of proceeds from the 2007 Credit Facility slightly offset by $12.5 million from the repayment of debt under the 2007 Credit Facility and $3.9 million of deferred financing costs. For the same period last year, net cash provided by financing activities consisted of the drawdown of $558.3 million related to the purchase of vessels and $195.4 million in net proceeds from our May 2008 follow-on offering. These inflows were offset by the repayment of $321.0 million under the 2007 Credit Facility and the payment of cash dividends of $117.1 million.

2008 Term Facility

On September 4, 2008, the Company executed a credit agreement for its $320 million credit facility ("2008 Term Facility"). The Company had previously announced the bank commitment for this facility in a press release on August 18, 2008. The 2008 Term Facility was underwritten by Nordea Bank Finland Plc, New York Branch, who serves as Administrative Agent, Bookrunner, and Collateral Agent, as well as other banks. The terms of the 2008 Term Facility provided that it was to be cancelled upon a cancellation of the acquisition contracts for the six vessels as described in Note 4—Vessel Acquisitions and Dispositions of our financial statements.

The 2008 Term Facility was cancelled in the fourth quarter of 2008, resulting in a charge to interest expense of $2.2 million associated with unamortized deferred financing costs during 2008.

2007 Credit Facility

On July 20, 2007, we entered into a credit facility with DnB Nor Bank ASA (the "2007 Credit Facility") for the purpose of acquiring nine Capesize vessels and refinancing the 2005 Credit Facility and Short-Term Line. DnB Nor Bank ASA is also Mandated Lead Arranger, Bookrunner, and Administrative Agent. We have used borrowings under the 2007 Credit Facility to repay amounts outstanding under our previous credit facilities, which have been terminated. The maximum amount that could be borrowed under the 2007 Credit Facility at December 31, 2009 was $1.3 million. At December 31, 2009, we utilized our maximum borrowing capacity under the 2007 Credit Facility.

On January 26, 2009, we entered into the 2009 Amendment which implemented the following modifications to the terms of the 2007 Credit Facility:

- Compliance with the existing collateral maintenance financial covenant was waived effective for the year ended December 31, 2008 and until we can represent that we are in compliance with all of our financial covenants and we are otherwise able to pay a dividend and purchase or redeem shares of common stock under the terms of the Credit Facility in effect before the 2009 Amendment. Our cash dividends and share repurchases will be suspended until we can represent that we are in a position to again satisfy the collateral maintenance covenant.
- The total amount of the 2007 Credit Facility will be subject to quarterly reductions of $12.5 million beginning March 31, 2009 through March 31, 2012 and quarterly reductions of $48.2 million beginning July 20, 2012 and thereafter until the maturity date. A final payment of $250.6 million will be due on the maturity date.
- The Applicable Margin to be added to the London Interbank Offered Rate to calculate the rate at which the Company's borrowings bear interest is 2.00% per annum.
- The commitment commission payable to each lender is 0.70% per annum of the daily average unutilized commitment of such lender.

Amounts borrowed and repaid under the 2007 Credit Facility may be reborrowed if available under the 2007 Credit Facility. The 2007 Credit Facility has a maturity date of July 20, 2017.

Loans made under the 2007 Credit Facility may be and have been used for the following:

- up to 100% of the en bloc purchase price of $1,111.0 million for nine modern drybulk Capesize vessels, which we agreed to purchase from companies within the Metrostar Management Corporation group;
- repayment of amounts previously outstanding under our 2005 Credit Facility, or $206.2 million;
- the repayment of amounts previously outstanding under our Short-Term Line, or $77.0 million;

- possible acquisitions of additional drybulk carriers between 25,000 and 180,000 dwt that are up to ten years of age at the time of delivery and not more than 18 years of age at the time of maturity of the new credit facility;
- up to $50.0 million of working capital; and
- the issuance of up to $50.0 million of standby letters of credit. At December 31, 2009, there were no letters of credit issued under the 2007 Credit Facility.

All amounts owing under the 2007 Credit Facility are secured by the following:

- cross-collateralized first priority mortgages of each of our existing vessels and any new vessels financed with the 2007 Credit Facility;
- an assignment of any and all earnings on the mortgaged vessels;
- an assignment of all insurances of the mortgaged vessels;
- a first priority perfected security interest in all of the shares of Jinhui owned by us;
- an assignment of the shipbuilding contracts and an assignment of the shipbuilder's refund guarantees meeting the Administrative Agent's criteria for any additional newbuildings financed under the 2007 Credit Facility; and
- a first priority pledge of our ownership interests in each subsidiary guarantor.

We have completed a pledge of our ownership interests in the subsidiary guarantors that own the nine Capesize vessels acquired. The other collateral described above was pledged, as required, within thirty days of the effective date of the 2007 Credit Facility.

Our borrowings under the 2007 Credit Facility bear interest at the London Interbank Offered Rate ("LIBOR") for an interest period elected by us of one, three, or six months, or longer if available, plus the Applicable Margin of 0.85%. Effective January 26, 2009, due to the 2009 Amendment, the Applicable Margin increased to 2.00%. In addition to other fees payable by us in connection with the 2007 Credit Facility, we paid a commitment fee at a rate of 0.20% per annum of the daily average unutilized commitment of each lender under the facility until September 30, 2007, and 0.25% thereafter. Effective January 26, 2009, due to the 2009 Amendment, the rate increased to 0.70% per annum of the daily average unutilized commitment of such lender.

The 2007 Credit Facility includes the following financial covenants which will apply to us and our subsidiaries on a consolidated basis and will be measured at the end of each fiscal quarter beginning with June 30, 2007:

- The leverage covenant requires the maximum average net debt to EBITDA ratio to be at least 5.5:1.0.
- Cash and cash equivalents must not be less than $0.5 million per mortgaged vessel.
- The ratio of EBITDA to interest expense, on a rolling last four-quarter basis, must be no less than 2.0:1.0.
- After July 20, 2007, consolidated net worth must be no less than $263.3 million plus 80% of the value of the any new equity issuances by us from June 30, 2007. Based on the equity offerings completed in October 2007 and May 2008, consolidated net worth must be no less than $590.8 million.
- The aggregate fair market value of the mortgaged vessels must at all times be at least 130% of the aggregate outstanding principal amount under the new credit facility plus all letters of credit outstanding; we have a 30-day remedy period to post additional collateral or reduce the amount of the revolving loans and/or letters of credit outstanding. This covenant was waived effective for the year ended December 31, 2008 and indefinitely until we can represent that we are in compliance with all of our financial covenants as per the 2009 Amendment as described above.

As of December 31, 2009, we believe we are in compliance with all of the financial covenants under our 2007 Credit Facility, as amended.

On June 18, 2008, we entered into an amendment to the 2007 Credit Facility allowing us to prepay vessel deposits to give us flexibility in refinancing potential vessel acquisitions.

Due to refinancing of our previous facilities, we incurred a non-cash write-off of the unamortized deferred financing cost in the amount of $3.6 million associated with our previous facilities and this charge was reflected in interest expense in the third quarter of 2007.

Due to refinancing of the 2007 Credit Facility as a result of entering into the 2009 Amendment, we incurred a non-cash write-off of unamortized deferred financing cost in the amount of $1.9 million associated with capitalized costs related to prior amendments, and this charge was reflected in interest expense in the fourth quarter of 2008.

Short-Term Line—Refinanced by the 2007 Credit Facility

On May 3, 2007, we entered into a short-term line of credit facility under which DnB NOR Bank ASA, Grand Cayman Branch and Nordea Bank Norge ASA, Grand Cayman Branch are serving as lenders (the "Short-Term Line"). The Short-Term Line was used to fund a portion of acquisitions we made in the shares of capital stock of Jinhui. Under the terms of the Short-Term Line, we were allowed to borrow up to $155.0 million for such acquisitions, and we had borrowed a total of $77.0 million under the Short-Term Line prior to its refinancing. The term of the Short-Term Line was for 364 days, and the interest on amounts drawn was payable at the rate of LIBOR plus a margin of 0.85% per annum for the first six-month period and LIBOR plus a margin of 1.00% for the remaining term. We were obligated to pay certain commitment and administrative fees in connection with the Short-Term Line. The Company, as required, pledged all of the Jinhui shares it has purchased as collateral against the Short-Term Line. The Short-Term Line incorporated by reference certain covenants from our 2005 Credit Facility.

The Short-Term Line was refinanced in July 2007 by the 2007 Credit Facility.

2005 Credit Facility—Refinanced by the 2007 Credit Facility
Our 2005 Credit Facility was with a syndicate of commercial lenders consisting of Nordea Bank Finland Plc, New York Branch, DnB NOR Bank ASA, New York Branch and Citigroup Global Markets Limited. The 2005 Credit Facility was used to refinance our indebtedness under our Original Credit Facility, and was used to acquire vessels. Under the terms of our 2005 Credit Facility, borrowings in the amount of $106.2 million were used to repay indebtedness under our Original Credit Facility.

The 2005 Credit Facility was refinanced in July 2007 with the 2007 Credit Facility.

Interest Rate Swap Agreements, Forward Freight Agreements and Currency Swap Agreements
At December 31, 2009, we have ten interest rate swap agreements with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $756.2 million and the swaps have specified rates and durations.

Refer to the table in Note 8—Long-Term Debt of our financial statements, which summarizes the interest rate swaps in place as of December 31, 2009 and 2008.

We have considered the creditworthiness of both ourselves and the counterparty in determining the fair value of the interest rate derivatives, and such consideration resulted in an immaterial adjustment to the fair value of derivatives on the balance sheet. Valuations prior to any adjustments for credit risk are validated by comparison with counterparty valuations. Amounts are not and should not be identical due to the different modeling assumptions. Any material differences are investigated.

We had entered into a number of short-term forward currency contracts to protect ourselves from the risk associated with the fluctuation in the exchange rate associated with the cost basis of the Jinhui shares as described below in Note 5—Investment of our financial statements. As forward contracts expired, we continued to enter into new forward currency contracts for the cost basis of the investment, excluding commissions. However, hedge accounting is limited to the lower of the cost basis or the market value at time of designation. We elected to discontinue the forward currency contracts as of October 10, 2008 due to the declining underlying market value of Jinhui.

As part of our business strategy, we may enter into arrangements commonly known as forward freight agreements, or FFAs, to hedge and manage market risks relating to the deployment of our existing fleet of vessels. These arrangements may include future contracts, or commitments to perform in the future a shipping service between ship owners, charters and traders. Generally, these arrangements would bind us and each counterparty in the arrangement to buy or sell a specified tonnage freighting commitment "forward" at an agreed time and price and for a particular route. Although FFAs can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, if we decided to enter into FFAs, our objective would be to hedge and manage market risks as part of our commercial management. It is not currently our intention to enter into FFAs to generate a stream of income independent of the revenues we derive from the operation of our fleet of vessels. If we determine to enter into FFAs, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market. We have not entered into any FFAs as of December 31, 2009.

Interest Rates
The effective interest rate associated with the interest expense for the 2007 Credit Facility, as amended, including the rate differential between the pay fixed receive variable rate on the swaps that were in effect, combined, including the cost associated with unused commitment fees with these facilities for 2009 was 5.12%. The effective interest rate associated with the interest expense for the 2008 Term Facility and the 2007 Credit Facility, as amended, including the rate differential between the pay fixed receive variable rate on the swaps that were in effect, combined, including the cost associated with unused commitment fees with these facilities for 2008 was 5.24%. The interest rate on the debt, excluding impact of swaps and the unused commitment fees, ranged from 1.23% to 5.56% and from 1.35% to 6.10% for 2009 and 2008, respectively.

Contractual Obligations
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2009. The table incorporates the employment agreement entered into in September 2007 with the Chief Financial Officer, John Wobensmith, and contracts for the purchase price of vessels for Baltic Trading. The interest and fees are also reflective of the 2007 Credit Facility, including the 2009 Amendment, and the interest rate swap agreements as discussed above under "Interest Rate Swap Agreements, Forward Freight Agreements and Currency Swap Agreements." The interest and fees related to the 2007 Credit Facility reflect the repayment of $12.5 million of debt which was paid on January 4, 2010, which is prior to the required repayment date of March 31, 2010.

(U.S. dollars in thousands)	Total	Within One Year[1]	One to Three Years	Three to Five Years	More Than Five Years
2007 Credit Facility	$1,327,000	$ 50,000[2]	$158,890	$385,560	$ 732,550
Interest and borrowing fees	$ 249,777	$ 61,075	$100,338	$ 57,388	$ 30,976
Executive employment agreement	$ 337	$ 337	$ —	$ —	$ —
Office lease	$ 5,665	$ 496	$ 1,036	$ 1,036	$ 3,097
Purchase price of vessels[3]	$ 284,200	$284,200[4]	$ —	$ —	$ —

(1) Represents the twelve-month period ending December 31, 2010.

(2) $12.5 million of outstanding debt was repaid on January 4, 2010.

(3) On February 19, 2010, Baltic Trading entered into agreements with Inta Navigation Ltd., Malta, Borak Shipping Ltd., Malta, Sinova Shipping Ltd., Malta and Spice Shipping Ltd., Malta to purchase four 2009-built Supramax drybulk vessels for an aggregate price of $140,000. Additionally, on February 22, 2010, Baltic Trading entered into agreement with Shipping Trust Ltd. and Oceanways Trust Ltd. to purchase two newbuilding Capesize drybulk vessels for an aggregate price of $144,200. Baltic Trading's obligations under these agreements are subject to the completion of its initial public offering on or prior to March 16, 2010. In the event such offering is not completed by such date, either party may terminate the respective agreements.

(4) Following the execution of the agreements as noted in (3) above, Baltic Trading paid cumulative deposits totaling $35.5 million during February 2010 to the aforementioned unaffiliated parties using funds advanced by the Company.

Interest expense has been estimated using the fixed hedge rate for the effective period and notional amount of the debt which is effectively hedged and 0.3125% for the portion of the debt that has no designated swap against it, plus the applicable bank margin of 2.00%. We are obligated to pay certain commitment fees in connection with the 2007 Credit Facility, which have been reflected within interest and borrowing fees.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our fleet currently consists of nine Capesize drybulk carriers, eight Panamax drybulk carriers, four Supramax drybulk carriers, six Handymax drybulk carriers and eight Handysize drybulk carriers.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs and scheduled off-hire days for our fleet through 2011 to be:

(U.S. dollars in millions)	Estimated Drydocking Cost	Estimated Off-hire Days
Year		
2010	$5.4	170
2011	$3.7	100

The costs reflected are estimates based on drydocking our vessels in China. We estimate that each drydock will result in 20 days of off-hire. Actual costs will vary based on various factors, including where the drydockings are actually performed. One of our Capesize drybulk carriers that is drydocking during 2010 is anticipated to complete the required maintenance in only ten days. We expect to fund these costs with cash from operations.

During 2009, we incurred a total of $4.6 million of drydocking costs.

During 2008, we incurred a total of $6.4 million of drydocking costs.

We estimate that nine of our vessels will be drydocked during 2010 and an additional five vessels in 2011.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, general and administrative, and financing costs. However, we expect our 2010 costs to increase based on the anticipated increased cost for repairs and maintenance and lubricants.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For an additional description of our significant accounting policies, see Note 2 to our consolidated financial statements herein.

Vessel Acquisitions—When we enter into an acquisition transaction, we determine whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to our decision to make such acquisition.

When a vessel is acquired with an existing time charter, we allocate the purchase price of the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

Revenue and Voyage Expense Recognition—Revenues are generated from time charter agreements and pool agreements. A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily hire rate. In time charters, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions which are borne by the Company.

We record time charter revenues over the term of the charter as service is provided. Revenues are recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. We recognize vessel operating expenses when incurred.

Three of our vessels, the Genco Constantine, Genco Titus and Genco Hadrian, are chartered under time charters which include a profit-sharing element. Under these charter agreements, we receive a fixed rate of $52,750, $45,000 and $65,000 per day, respectively, and an additional profit-sharing payment. The profit-sharing between us and the respective charterer for each 15-day period is calculated by taking the average over that period of the published Baltic Cape Index of the four time charter routes as reflected in daily reports. If such average is more than the base rate payable under the charter, the excess amount is allocable 50% to us and 50% to the charterer. A commission of 3.75% based on the profit sharing amount due to us is incurred out of our share. Profit sharing revenue is recorded when the average of the published Baltic Cape Index for the four time charter routes is available for the entire 15-day period, which is when the profit sharing revenue is fixed and determinable.

At December 31, 2009, seven of our vessels are in vessel pools, six of these are earning variable rates and one is earning a fixed rate based on our option to convert to a fixed rate. The Genco Predator entered into the Bulkhandling Handymax Pool in November 2008, the Genco Leader entered into the Baumarine Pool during December 2008 and the Genco Explorer, Genco Pioneer, Genco Progress, Genco Reliance and Genco Sugar entered the Lauritzen Pool during August 2009. Vessel pools, such as the Bulkhandling Handymax Pool, Baumarine Pool and the Lauritzen Pool, provide cost-effective commercial management activities for a group of similar class vessels. The pool arrangement provides the benefits of a large-scale operation, and chartering efficiencies that might not be available to smaller fleets. Under the pool arrangement, the vessels operate under a time charter agreement whereby the cost of bunkers and port expenses are borne by the pool and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Since the members of the pool share in the revenue generated by the entire group of vessels in the pool, and the pool operates in the spot market, the revenue earned by these vessels is subject to the fluctuations of the spot market. We recognize revenue from these pool arrangements based on the net distributions reported by the applicable pool.

Due from Charterers, Net—Due from charterers, net includes accounts receivable from charters, net of the provision for doubtful accounts. At each balance sheet date, we provide for the provision based on a review of all outstanding charter receivables. Included in the standard time charter contracts with our customers are certain performance parameters, which if not met can result in customer claims. As of December 31, 2009, we had a reserve of $0.2 million against due from charterers balance and an additional accrual of $1.0 million in deferred revenue, each of which is associated with estimated customer claims against us including vessel performance issues under time charter agreements. As of December 31, 2008, we had a reserve of $0.2 million against due from charterers balance and an additional accrual of $1.4 million in deferred revenue, each of which is associated with estimated customer claims against us, including time charter performance issues.

Revenue is based on contracted charterparties. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise as to the responsibility of lost time and revenue due to us as a result. Accordingly, we periodically assess the recoverability of amounts outstanding and estimate a provision if there is a possibility of non-recoverability. Although we believe its provisions to be reasonable at the time they are made, it is possible that an amount under dispute is not ultimately recovered and the estimated provision for doubtful accounts is inadequate.

Depreciation—We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our drybulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels to be based upon $175 per lightweight ton. An increase in the useful life of a drybulk vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

Deferred Drydocking Costs—Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We defer the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Deferred drydocking costs include actual costs incurred at the drydock yard; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels. Costs that are not related to drydocking are expensed as incurred.

Impairment of Long-Lived Assets—We follow the Accounting Standards Codification ("ASC") subtopic 360-10, Property, Plant and Equipment ("ASC 360-10") [formerly Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"], which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, we would evaluate the fair value and future benefits of long-lived assets, by performing an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis.

Investments—We hold an investment in the capital stock of Jinhui Shipping and Transportation Limited ("Jinhui"). Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping. This investment is designated as available-for-sale and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of OCI. The Company classifies the investment as a current or noncurrent asset based on the Company's intent to hold the investment at each reporting date. Effective August 16, 2007, the Company elected hedge accounting for forward currency contracts in place associated with the cost basis of the Jinhui shares and therefore the unrealized currency gain or loss associated with Jinhui cost basis is reflected in the income statement as a component of other expense to offset the gain or loss associated with these forward currency contracts. On October 10, 2008, the Company elected to discontinue the purchase of forward currency contracts associated with Jinhui by entering into an offsetting trade that closed the previously opened currency contract, thereby eliminating the hedge on Jinhui. The cost of securities when sold is based on the specific identification method. Realized gains and losses on the sale of these securities will be reflected in the consolidated statement of operations in other expense. Additionally, the realized gain or loss on the forward currency contracts is reflected in the Consolidated Statement of Cash Flows as an investing activity and is reflected in the caption Payments on forward currency contracts, net.

Investments are reviewed quarterly to identify possible other-than-temporary impairment in accordance ASC subtopic 320-10, Investments—Debt and Equity Securities ("ASC 320-10") (formerly FASB Staff Position 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"). When evaluating the investments, we review factors such as the length of time and extent to which fair value has been below the cost basis, the financial condition of the issuer, the underlying net asset value of the issuer's assets and liabilities, and our ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. Should the decline in the value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair market value, and the write-down would be recorded to earnings as a loss. Investments that are not expected to be sold within the next year are classified as noncurrent.

During the fourth quarter of 2008, our investment in Jinhui was deemed to be other-than-temporarily impaired due to the severity of the decline in its market value versus our cost basis. We recorded a $103.9 million impairment loss during 2008 which was reclassified from the statement of equity and recorded as a loss in the income statement. We will continue to evaluate the investment on a quarterly basis to determine the likelihood of any further significant adverse effects on the fair value and amount of any additional impairments. In the event we determine that the Jinhui investment is subject to any additional other-than-temporary impairment, the amount of the impairment would be reclassified from the statement of equity and recorded as a loss in the income statement for the amount of the impairment.

Income Taxes—Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 as amended (the "Code"), qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if a company engaged in the international operation of ships meets certain requirements. Among other things, in order to qualify, a company must be incorporated in a country which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

We are incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, we are not subject to Marshall Islands income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax.

Based on the publicly traded requirement of the Section 883 regulations, we believe that we qualified for exemption from income tax for 2009, 2008 and 2007. In order to meet the publicly traded requirement, our stock must be treated as being primarily and regularly traded for more than half the days of any such year. Under the Section 883 regulations, our qualification for the publicly traded requirement may be jeopardized if shareholders of our common stock that own five percent or more of our stock ("5% shareholders") own, in the aggregate, 50% or more of our common stock for more than half the days of the year. We believe that during 2009, 2008 and 2007, the combined ownership of our 5% shareholders did not equal 50% or more of our common stock for more than half the days of 2009, 2008 and 2007. However if our 5% shareholders were to increase their ownership to 50% or more of our common stock for more than half the days of 2010 or any future taxable year, we would not be eligible to claim exemption from tax under Section 883 for that taxable year. We can therefore give no assurance that changes and shifts in the ownership of our stock by 5% shareholders will not preclude us from qualifying for exemption from tax in 2010 or in future years.

If the Company does not qualify for the exemption from tax under Section 883, it would be subject to a 4% tax on the gross "shipping income" (without the allowance for any deductions) that is treated as derived from sources within the United States or "United States source shipping income." For these purposes, "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use, or from the performance of services directly related to those uses; and "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Baltic Trading is also incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Baltic Trading has no United States operations and no United States source income. Thus, Baltic Trading is not currently subject to income tax in the United States. However, we anticipate that Baltic Trading will not qualify for an exemption under Section 883 upon consummation of initial public offering because it will not satisfy the publicly traded requirement described above. The Company plans to indirectly own shares of Baltic Trading's Class B Stock, which will not be publicly traded but which will provide the Company with over 50% of the combined voting power of all classes of Baltic Trading's voting stock. Holders of a majority of the Class B Stock can irrevocably elect to reduce the voting power of the Class B Stock to constitute not more than 49% of the total voting power of all classes of stock, although there can be no assurance that this election will be made.

Fair Value of Financial Instruments—The estimated fair values of our financial instruments such as amounts due to/due from charterers, accounts payable and long-term debt approximate their individual carrying amounts as of December 31, 2009 and December 31, 2008 due to their short-term maturity or the variable-rate nature of the respective borrowings under the credit facility.

The fair value of the interest rate swaps and forward currency contracts (used for purposes other than trading) is the estimated amount we would receive to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of us for liabilities. See Note 10—Fair Value of Financial Instruments for additional disclosure on the fair values of long-term debt, derivative instruments, and available-for-sale securities.

The Company adopted ASC subtopic 820-10, Fair Value Measurements & Disclosures ("ASC 820-10") (formerly SFAS No. 157, "Fair Value Measurements") in the first quarter of 2007, which did not have a material impact on the financial statements of the Company.

Derivative Financial Instruments—

Interest Rate Risk Management—We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on its earnings and cash flow in relation to borrowings primarily for the purpose of acquiring drybulk vessels. These borrowings are subject to a variable borrowing rate. We use pay-fixed receive-variable interest rate swaps to manage future interest costs and the risk associated with changing interest rate obligations. These swaps are designated as cash flow hedges of future variable rate interest payments and are tested for effectiveness on a quarterly basis.

The differential to be paid or received for the effectively hedged portion of any swap agreement is recognized as an adjustment to interest expense as incurred. Additionally, the changes in value for the portion of the swaps that are effectively hedging future interest payments are reflected as a component of OCI.

For the interest rate swaps that are not designated as an effective hedge, the change in the value and the rate differential to be paid or received is recognized as other expense and is listed as a component of other (expense) income.

Currency Risk Management—We currently hold an investment in Jinhui shares that are traded on the Oslo Stock Exchange located in Norway, and as such, the Company is exposed to the impact of exchange rate changes on this available-for-sale ("AFS") security denominated in Norwegian Kroner. Our objective is to manage the impact of exchange rate changes on our earnings and cash flows in relation to our cost basis associated with our investments. We utilized foreign currency forward contracts to protect our original investment from changing exchange rates through October 10, 2008 when the use of these contracts was discontinued due to the decline in the underlying value of Jinhui.

The change in the value of the forward currency contracts is recognized as other expense and is listed as a component of other (expense) income. Effective August 16, 2007, we elected to utilize fair value hedge accounting for these instruments whereby the change in the value in the forward contracts continues to be recognized as other expense and is listed as a component of other (expense) income. Fair value hedge accounting then accelerates the recognition of the effective portion of the currency translation gain or (loss) on the AFS Security from August 16, 2007 from OCI into other expense and is listed as a component of other (expense) income. Time value of the forward contracts is excluded from effectiveness testing and recognized currently in income. On October 10, 2008, we elected to discontinue the purchase of forward currency contracts associated with Jinhui by entering into an offsetting trade that closed the previously opened currency contract, thereby eliminating the hedge on Jinhui.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings. We held ten interest rate risk management instruments at December 31, 2009 and nine interest rate risk management instruments at December 31, 2008, in order to manage future interest costs and the risk associated with changing interest rates.

At December 31, 2009, the Company held ten interest rate swap agreements which were entered into with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $756.2 million, and the swaps have specified rates and durations. Refer to the table in Note 8—Long-Term Debt of our financial statements which summarizes the interest rate swaps in place as of December 31, 2009 and December 31, 2008.

The swap agreements, with effective dates prior to December 31, 2009 synthetically convert variable rate debt to fixed rate debt at the fixed interest rate of swap plus the Applicable Margin as defined in the "2007 Credit Facility" section of Note 8—Long-Term Debt of our financial statements.

The liability associated with the swaps at December 31, 2009 is $44.1 million and $65.9 million at December 31, 2008, and are presented as the fair value of derivatives on the balance sheet. The asset associated with the swaps at December 31, 2009 is $2.1 million. There were no swaps in an asset position at December 31, 2008. As of December 31, 2009 and 2008, the Company has accumulated other comprehensive deficit of $(41.8) million and $(66.0) million, respectively, related to the effectively hedged portion of the swaps. Hedge ineffectiveness associated with the interest rate swaps resulted in other (expense) income of $(0.3) million and $0.1 million for 2009 and 2008, respectively. At December 31, 2009, $(27.3) million of OCI is expected to be reclassified into income over the next 12 months associated with interest rate derivatives.

The Company is subject to market risks relating to changes in interest rates because we have significant amounts of floating rate debt outstanding. For the year ended December 31, 2008, we paid LIBOR plus 0.85% on the 2007 Credit Facility for the debt in excess of any designated swap's notional amount for such swap's effective period. During the year ended December 31, 2009, effective January 26, 2009 as a result of the 2009 amendment to the 2007 Credit Facility, we paid LIBOR plus 2.00% on the 2007 Credit Facility for the debt in excess of any designated swap's notional amount for such swap's effective period. A 1% increase in LIBOR would result in an increase of $3.6 million in interest expense for the year ended December 31, 2009, considering the increase would be only on the unhedged portion of the debt.

Derivative Financial Instruments

As of December 31, 2009, the Company held ten interest rate swap agreements that it entered into with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $756.2 million, and the swaps have specified rates and durations. Refer to the table in Note 8—Long-Term Debt of our financial statements which summarized the interest rate swaps in place as of December 31, 2009 and December 31, 2008.

The differential to be paid or received for these swap agreements is recognized as an adjustment to interest expense as incurred. The interest rate differential pertaining to the interest rate swaps for the years ended December 31, 2009 and 2008 was $28.6 million and $9.5 million, respectively. The Company is currently utilizing cash flow hedge accounting for the swaps whereby the effective portion of the change in value of the swaps is reflected as a component of OCI. The ineffective portion is recognized as other expense, which is a component of other (expense) income. For any period of time that the Company did not designate the swaps for hedge accounting, the change in the value of the swap agreements prior to designation was recognized as other expense and was listed as a component of other (expense) income.

Amounts receivable or payable arising at the settlement of hedged interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist. Amounts receivable or payable arising at the settlement of unhedged interest rate swaps are reflected as other expense and are listed as a component of other (expense) income.

Refer to the "Interest Rate Risk" section above for further information regarding the interest rate swap agreements.

The Company has entered into a number of short-term forward currency contracts to protect the Company from the risk associated with the fluctuation in the exchange rate associated with the cost basis of the Jinhui shares as described in Note 5—Investments of our financial statements. The use of short-term forward currency contracts was discontinued on October 10, 2008 due to the underlying value of Jinhui. For further information on these forward currency contracts, please see page 30 under the heading "Interest Rate Swap Agreements, Forward Freight Agreements and Currency Swap Agreements."

Foreign Exchange Rate Risk

Currency and Exchange Rate Risk

The international shipping industry's functional currency is the U.S. Dollar. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expenses in currencies other than the U.S. Dollar, and the foreign exchange risk associated with these operating expenses is immaterial.

The Company had entered into a number of short-term forward currency contracts to protect the Company from the risk associated with the fluctuation in the exchange rate associated with the cost basis of the Jinhui shares as described in Note 5—Investments of our financial statements. For further information on these forward currency contracts, please see page 30 under the heading "Interest Rate Swap Agreements, Forward Freight Agreements and Currency Swap Agreements."

The Company utilized hedge accounting on the cost basis of the Jinhui stock through October 10, 2008 when the use of the forward currency contract was discontinued due to the decline in the underlying value of Jinhui.

Investments

The Company holds investments in Jinhui of $72.2 million which are classified as AFS under Accounting Standards Codification 320-10, Investments—Debt and Equity Securities ("ASC 320-10") (formerly SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"). The Company classifies the investment as a current or noncurrent asset based on the Company's intent to hold the investment at each reporting date. The investments that are classified as AFS are subject to risk of changes in market value, which if determined to be impaired (other than temporarily impaired), could result in realized impairment losses. The Company reviews the carrying value of such investments on a quarterly basis to determine if any valuation adjustments are appropriate under ASC 320-10. During 2008, we reviewed the investment in Jinhui for indicators of other-than-temporary impairment. This determination required significant judgment. In making this judgment, we evaluated, among other factors, the duration and extent to which the fair value of the investment is less than its cost; the general market conditions, including factors such as industry and sector performance, and our intent and ability to hold the investment. The Company's investment in Jinhui was deemed to be other-than-temporarily impaired at December 31, 2008 due to the severity of the decline in its market value versus our cost basis. During the quarter ended December 31, 2008, the Company recorded a $103.9 million impairment loss which was reclassified from OCI and recorded as a loss in the income statement for the quarter ended December 31, 2008. We will continue to evaluate the investment on a quarterly basis to determine the likelihood of any further significant adverse effects on the fair value and amount of any additional impairment. For the year ended December 31, 2009, we have not deemed our investment to be impaired. In the event we determine that the Jinhui investment is subject to any additional impairment, the amount of the impairment would be reclassified from OCI and recorded as a loss in the income statement for the amount of the impairment.

Consolidated Balance Sheets

As of December 31, 2009 and December 31, 2008

(U.S. dollars in thousands, except share and per share data)

	December 31, 2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 188,267	$ 124,956
Restricted cash	17,500	—
Due from charterers, net	2,117	2,297
Prepaid expenses and other current assets	10,184	13,495
Total current assets	218,068	140,748
Noncurrent assets:		
Vessels, net of accumulated depreciation of $224,706 and $140,388, respectively	2,023,506	1,726,273
Deposits on vessels	—	90,555
Deferred drydock, net of accumulated amortization of $4,384 and $2,868, respectively	10,153	8,972
Other assets, net of accumulated amortization of $2,585 and $1,548, respectively	8,328	4,974
Fixed assets, net of accumulated depreciation and amortization of $1,554 and $1,140, respectively	2,458	1,712
Fair value of derivative instruments	2,108	—
Investments	72,181	16,772
Total noncurrent assets	2,118,734	1,849,258
Total assets	$2,336,802	$1,990,006
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 18,609	$ 17,345
Current portion of long-term debt	50,000	—
Deferred revenue	10,404	10,356
Fair value of derivative instruments	—	2,491
Total current liabilities	79,013	30,192
Noncurrent liabilities:		
Deferred revenue	2,427	2,298
Deferred rent credit	687	706
Fair market value of time charters acquired	4,611	23,586
Fair value of derivative instruments	44,139	63,446
Long-term debt	1,277,000	1,173,300
Total noncurrent liabilities	1,328,864	1,263,336
Total liabilities	1,407,877	1,293,528
Commitments and contingencies		
Shareholders' equity:		
Common stock, par value $0.01; 100,000,000 shares authorized; issued and outstanding 31,842,798 and 31,709,548 shares at December 31, 2009 and December 31, 2008, respectively	318	317
Paid in capital	722,198	717,979
Accumulated other comprehensive income/(deficit)	13,589	(66,014)
Retained earnings	192,820	44,196
Total shareholders' equity	928,925	696,478
Total liabilities and shareholders' equity	$2,336,802	$1,990,006

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31, 2009, 2008 and 2007

(U.S. dollars in thousands, except earnings per share and share data)

	For the Years Ended December 31,		
	2009	2008	2007
Revenues	**$379,531**	$ 405,370	$185,387
Operating expenses:			
Voyage expenses	**5,024**	5,116	5,100
Vessel operating expenses	**57,311**	47,130	27,622
General and administrative expenses	**15,024**	17,027	12,610
Management fees	**3,530**	2,787	1,654
Depreciation and amortization	**88,150**	71,395	34,378
Loss on forfeiture of vessel deposits	**—**	53,765	—
Gain on sale of vessels	**—**	(26,227)	(27,047)
Total operating expenses	**169,039**	170,993	54,317
Operating income	**210,492**	234,377	131,070
Other (expense) income:			
Other expense	**(312)**	(74)	(1,265)
Impairment of investment	**—**	(103,892)	—
Interest income	**240**	1,757	3,507
Interest expense	**(61,796)**	(52,589)	(26,503)
Income from investments	**—**	7,001	—
Other expense	**(61,868)**	(147,797)	(24,261)
Net income	**$148,624**	$ 86,580	$106,809
Earnings per share—basic	**$ 4.75**	$ 2.86	$ 4.08
Earnings per share—diluted	**$ 4.73**	$ 2.84	$ 4.06
Weighted average common shares outstanding—basic	**31,295,212**	30,290,016	26,165,600
Weighted average common shares outstanding—diluted	**31,445,063**	30,452,850	26,297,521
Dividends declared per share	**$ —**	$ 3.85	$ 2.64

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

For the Years Ended December 31, 2009, 2008 and 2007

(U.S. dollars in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Deficit)	Comprehensive Income	Total
Balance—January 1, 2007	$255	$307,088	$ 42,644	$ 3,546		$ 353,533
Net income			106,809		$106,809	106,809
Change in unrealized gain on investments				38,540	38,540	38,540
Change in unrealized gain on currency translation on investments, net				1,545	1,545	1,545
Unrealized loss on cash flow hedges, net				(24,614)	(24,614)	(24,614)
Comprehensive income					$122,280	
Cash dividends paid $(2.64 per share)			(69,577)			(69,577)
Issuance of common stock, 3,358,209 shares	34	213,837				213,871
Issuance of 109,200 shares of nonvested stock, less forfeitures of 7,062 shares	1	(1)				—
Nonvested stock amortization		2,078				2,078
Balance—December 31, 2007	$290	$523,002	$ 79,876	$ 19,017		$ 622,185
Net income			86,580		$ 86,580	86,580
Change in unrealized loss on investments				(38,540)	(38,540)	(38,540)
Change in unrealized gain on currency translation on investments, net				(1,545)	(1,545)	(1,545)
Unrealized loss on cash flow hedges, net				(44,946)	(44,946)	(44,946)
Comprehensive income					$ 1,549	
Cash dividends paid $(3.85 per share)			(117,109)			(117,109)
Issuance of common stock 2,702,669 shares	27	195,415				195,442
Issuance of 322,500 shares of nonvested stock	3	(3)				—
Acquisition and retirement of 281,430 shares of common stock	(3)	(6,388)	(5,151)			(11,542)
Nonvested stock amortization		5,953				5,953
Balance—December 31, 2008	$317	$717,979	$ 44,196	$(66,014)		$ 696,478
Net income			148,624		$148,624	148,624
Change in unrealized gain on investments				43,364	43,364	43,364
Change in unrealized gain on currency translation on investments				12,044	12,044	12,044
Unrealized gain on cash flow hedges, net				24,195	24,195	24,195
Comprehensive income					$228,227	
Issuance of 133,250 shares of nonvested stock	1	(1)				—
Nonvested stock amortization		4,220				4,220
Balance—December 31, 2009	**$318**	**$722,198**	**$192,820**	**$ 13,589**		**$ 928,925**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2009, 2008 and 2007

(U.S. dollars in thousands)

	Years Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income	**$ 148,624**	$ 86,580	$ 106,809
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**88,150**	71,395	34,378
Amortization of deferred financing costs	**1,037**	4,915	4,128
Amortization of fair market value of time charter acquired	**(18,975)**	(22,447)	(5,139)
Realized (gain) loss on forward currency contracts	**—**	(13,691)	9,864
Impairment of investment	**—**	103,892	—
Unrealized loss (gain) on derivative instruments	**288**	(46)	80
Unrealized loss (gain) on hedged investment	**—**	15,361	(10,160)
Unrealized (gain) loss on forward currency contract	**—**	(1,448)	1,448
Realized income on investments	**—**	(7,001)	—
Amortization of nonvested stock compensation expense	**4,220**	5,953	2,078
Gain on sale of vessel	**—**	(26,227)	(27,047)
Loss on forfeiture of vessel deposits	**—**	53,765	—
Change in assets and liabilities:			
Decrease (increase) in due from charterers	**180**	46	(1,872)
Increase in prepaid expenses and other current assets	**(236)**	(3,063)	(2,241)
Increase in accounts payable and accrued expenses	**874**	2,514	6,164
Increase in deferred revenue	**177**	3,284	5,908
Decrease in deferred rent credit	**(19)**	(19)	(19)
Deferred drydock costs incurred	**(4,591)**	(6,347)	(3,517)
Net cash provided by operating activities	**219,729**	267,416	120,862
Cash flows from investing activities:			
Purchase of vessels	**(287,637)**	(510,345)	(764,574)
Deposits on vessels	**—**	(3,489)	(150,279)
Purchase of investments	**—**	(10,290)	(115,577)
Payments on forward currency contracts, net	**—**	—	(9,897)
Proceeds from forward currency contracts, net	**—**	13,723	—
Realized income on investments	**—**	7,001	—
Deposits of restricted cash	**(17,500)**	—	—
Proceeds from sale of vessels	**—**	43,084	56,536
Payments on forfeiture of vessel deposits	**—**	(53,765)	—
Purchase of other fixed assets	**(1,073)**	(207)	(559)
Net cash used in investing activities	**(306,210)**	(514,288)	(984,350)
Cash flows from financing activities:			
Proceeds from the 2007 Credit Facility	**166,200**	558,300	1,193,000
Repayments on the 2007 Credit Facility	**(12,500)**	(321,000)	(257,000)
Proceeds from the 2005 Credit Facility, Short-Term Line and Original Credit Facility	**—**	—	77,000
Repayments on the 2005 Credit Facility, Short-Term Line and Original Credit Facility	**—**	—	(288,933)
Payment of deferred financing costs and deferred registration costs	**(3,908)**	(3,759)	(6,931)
Cash dividends paid	**—**	(117,109)	(69,577)
Payments to acquire and retire common stock	**—**	(11,542)	—
Net proceeds from issuance of common stock	**—**	195,442	213,871
Net cash provided by financing activities	**149,792**	300,332	861,430
Net increase (decrease) in cash and cash equivalents	**63,311**	53,460	(2,058)
Cash and cash equivalents at beginning of period	**124,956**	71,496	73,554
Cash and cash equivalents at end of period	**$ 188,267**	$ 124,956	$ 71,496

See accompanying notes to consolidated financial statements.

(U.S. dollars in thousands)

1—General Information

The accompanying consolidated financial statements include the accounts of Genco Shipping & Trading Limited ("GS&T") and its wholly owned subsidiaries (collectively, the "Company"). The Company is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels. GS&T was incorporated on September 27, 2004 under the laws of the Marshall Islands and is the sole owner of all of the outstanding shares of the following subsidiaries: Genco Ship Management LLC; Genco Investments LLC; Baltic Trading Limited ("Baltic Trading"); and the ship-owning subsidiaries as set forth below. The Company began operations on December 6, 2004 with the delivery of its first vessel. At December 31, 2009, 2008 and 2007, the Company's fleet consisted of thirty-five, thirty-two and twenty-six vessels.

Below is the list of the Company's wholly owned ship-owning subsidiaries as of December 31, 2009:

Wholly Owned Subsidiaries	Vessels Acquired	Dwt	Date Delivered	Year Built
Genco Reliance Limited	Genco Reliance	29,952	12/6/04	1999
Genco Vigour Limited	Genco Vigour	73,941	12/15/04	1999
Genco Explorer Limited	Genco Explorer	29,952	12/17/04	1999
Genco Carrier Limited	Genco Carrier	47,180	12/28/04	1998
Genco Sugar Limited	Genco Sugar	29,952	12/30/04	1998
Genco Pioneer Limited	Genco Pioneer	29,952	1/4/05	1999
Genco Progress Limited	Genco Progress	29,952	1/12/05	1999
Genco Wisdom Limited	Genco Wisdom	47,180	1/13/05	1997
Genco Success Limited	Genco Success	47,186	1/31/05	1997
Genco Beauty Limited	Genco Beauty	73,941	2/7/05	1999
Genco Knight Limited	Genco Knight	73,941	2/16/05	1999
Genco Leader Limited	Genco Leader	73,941	2/16/05	1999
Genco Marine Limited	Genco Marine	45,222	3/29/05	1996
Genco Prosperity Limited	Genco Prosperity	47,180	4/4/05	1997
Genco Muse Limited	Genco Muse	48,913	10/14/05	2001
Genco Acheron Limited	Genco Acheron	72,495	11/7/06	1999
Genco Surprise Limited	Genco Surprise	72,495	11/17/06	1998
Genco Augustus Limited	Genco Augustus	180,151	8/17/07	2007
Genco Tiberius Limited	Genco Tiberius	175,874	8/28/07	2007
Genco London Limited	Genco London	177,833	9/28/07	2007
Genco Titus Limited	Genco Titus	177,729	11/15/07	2007
Genco Challenger Limited	Genco Challenger	28,428	12/14/07	2003
Genco Charger Limited	Genco Charger	28,398	12/14/07	2005
Genco Warrior Limited	Genco Warrior	55,435	12/17/07	2005
Genco Predator Limited	Genco Predator	55,407	12/20/07	2005
Genco Hunter Limited	Genco Hunter	58,729	12/20/07	2007
Genco Champion Limited	Genco Champion	28,445	1/2/08	2006
Genco Constantine Limited	Genco Constantine	180,183	2/21/08	2008
Genco Raptor LLC	Genco Raptor	76,499	6/23/08	2007
Genco Cavalier LLC	Genco Cavalier	53,617	7/17/08	2007
Genco Thunder LLC	Genco Thunder	76,588	9/25/08	2007
Genco Hadrian Limited	Genco Hadrian	169,694	12/29/08	2008
Genco Commodus Limited	Genco Commodus	169,025	7/22/09	2009
Genco Maximus Limited	Genco Maximus	169,025	9/18/09	2009
Genco Claudius Limited	Genco Claudius	169,025	12/30/09	2010[1]

(1) On December 30, 2009, the Company took delivery of the Genco Claudius. However, the vessel has been designated by Lloyd's Register of Shipping as having been built in 2010.

In January 2007, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") to register possible future offerings, including possible resales by Fleet Acquisition LLC. That registration statement, as amended, was declared effective by the SEC on February 7, 2007. Fleet Acquisition LLC utilized that registration statement to conduct an underwritten offering of 4,830,000 shares it owned, including an over-allotment option granted to underwriters for 630,000 shares which the underwriters exercised in full. Following completion of that offering, Fleet Acquisition LLC owned 15.80% of the Company's common stock. During October 2007, the Company closed on an equity offering of 3,358,209 shares of Genco common stock (with the exercise of the underwriters' over-allotment option) at an offering price of $67.00 per share. The Company received net proceeds of $213,871 after deducting underwriters' fees and expenses. On October 5, 2007, the Company utilized $214,000 including these proceeds to repay outstanding borrowings under the 2007 Credit Facility. Additionally, in the same offering, Fleet Acquisition LLC sold 1,076,291 shares (with the exercise of the underwriters' over-allotment option) at the same offering price of $67.00 per share. The Company did not receive any proceeds from the common stock sold by Fleet Acquisition LLC.

On January 10, 2008, the board of directors approved a grant of 100,000 nonvested common stock to Peter Georgiopoulos, Chairman of the Board. This grant vests ratably on each of the ten anniversaries of the determined vesting date beginning with November 15, 2008. On March 10, 2008, Fleet Acquisition LLC distributed 2,512,532 shares of the Company's common stock to OCM Fleet Acquisition LLC, as a member thereof, pursuant to an agreement among Fleet Acquisition LLC's members. In connection with this distribution, Mr. Georgiopoulos became the sole member of the Management Committee of Fleet Acquisition LLC, which currently retains 443,606 shares of the Company's common stock of which Mr. Georgiopoulos may be deemed to be the beneficial owner.

Lastly, during May 2008, the Company closed on an equity offering of 2,702,669 shares of Genco common stock at an offering price of $75.47 per share. The Company received net proceeds of $195,442 after deducting underwriters' fees and expenses. On May 28, 2008, the Company utilized $195,000 of these proceeds to repay outstanding borrowings under the 2007 Credit Facility. Additionally, in the same offering, OCM Fleet Acquisition LLC sold 1,000,000 shares at the same offering price of $75.47 per share. The Company did not receive any proceeds from the common stock sold by OCM Fleet Acquisition LLC. Additionally, on December 24, 2008, the board of directors approved a grant of 75,000 nonvested common stock to Peter Georgiopoulos. As a result of the foregoing transactions, Mr. Georgiopoulos may be deemed to beneficially own 13.24% of the Company's common stock (including shares held through Fleet Acquisition LLC), and OCM Fleet Acquisition LLC may be deemed to beneficially own 4.75% of the Company's common stock.

During October 2009, Baltic Trading filed a registration statement on Form S-1 with the SEC. Baltic Trading was incorporated in October 2009 in the Marshall Islands for the purpose of conducting a shipping business focused on the drybulk industry spot market. At December 31, 2009, Baltic Trading was a wholly owned subsidiary of the Company, as Baltic Trading has not yet completed its initial public offering. Baltic Trading has no vessel operating history.

(U.S. dollars in thousands)

2—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which include the accounts of Genco Shipping & Trading Limited and its wholly owned subsidiaries. All intercompany accounts and have been eliminated in consolidation.

Business Geographics

The Company's vessels regularly move between countries in international waters, over hundreds of trade routes and, as a result, the disclosure of geographic information is impracticable.

Vessel Acquisitions

When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to the Company's decision to make such acquisition.

When a vessel is acquired with an existing time charter, the Company allocates the purchase price to the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to revenues over the remaining term of the charter.

Segment Reporting

The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. Each of the Company's vessels serves the same type of customer, has similar operations and maintenance requirements, operates in the same regulatory environment, and is subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the transportation of various drybulk cargoes with its fleet of vessels.

Revenue and Voyage Expense Recognition

Since the Company's inception, revenues have been generated from time charter agreements and pool agreements. A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily hire rate. In time charters, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions which are typically borne by the Company.

The Company records time charter revenues over the term of the charter as service is provided. Revenues are recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. The Company recognizes vessel operating expenses when incurred.

Three of the Company's vessels, the Genco Constantine, Genco Titus and Genco Hadrian, are chartered under time charters which include a profit-sharing element. Under these charter agreements, the Company receives a fixed rate of $52,750, $45,000 and $65,000 per day, respectively, and an additional profit-sharing payment. The profit-sharing between the Company and the respective charterer for each 15-day period is calculated by taking the average over that period of the published Baltic Cape Index of the four time charter routes as reflected in daily reports. If such average is more than the base rate payable under the charter, the excess amount is allocable 50% to the Company and 50% to the charterer. A commission of 3.75% based on the profit sharing amount due to the Company is incurred out of the Company's share. Profit sharing revenue is recorded when the average of the published Baltic Cape Index for the four time charter routes is available for the entire 15-day period, which is when the profit sharing revenue is fixed and determinable.

At December 31, 2009, seven of the Company's vessels are in vessel pools, six of these are earning variable rates and one is earning a fixed rate. The Genco Predator entered into the Bulkhandling Handymax Pool in November 2008, the Genco Leader entered into the Baumarine Pool during December 2008 and the Genco Explorer, Genco Pioneer, Genco Progress, Genco Reliance and Genco Sugar entered the Lauritzen Pool during August 2009. Vessel pools, such as the Bulkhandling Handymax Pool, Baumarine Pool and the Lauritzen Pool, provide cost-effective commercial management activities for a group of similar class vessels. The pool arrangement provides the benefits of a large-scale operation, and chartering efficiencies that might not be available to smaller fleets. Under the pool arrangement, the vessels operate under a time charter agreement whereby the cost of bunkers and port expenses are borne by the pool and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Since the members of the pool share in the revenue generated by the entire group of vessels in the pool, and the pool operates in the spot market, the revenue earned by these vessels is subject to the fluctuations of the spot market. The Company recognizes revenue from these pool arrangements based on the net distributions reported by the respective pool.

Due from Charterers, Net

Due from charterers, net includes accounts receivable from charters, net of the provision for doubtful accounts. At each balance sheet date, the Company provides for the provision based on a review of all outstanding charter receivables. Included in the standard time charter contracts with the Company's customers are certain performance parameters which if not met can result in customer claims. As of December 31, 2009 and 2008, the Company had a reserve of $171 and $244, respectively, against due from charterers balance and an additional accrual of $959 and $1,350, respectively, in deferred revenue, each of which is primarily associated with estimated customer claims against the Company including vessel performance issues under time charter agreements.

Revenue is based on contracted charterparties. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise concerning the responsibility of lost time and revenue. Accordingly, the Company periodically assesses the recoverability of amounts outstanding and estimates a provision if there is a possibility of non-recoverability. The Company believes its provisions to be reasonable based on information available.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized when incurred.

Vessels, Net

Vessels, net is stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. The Company also capitalizes interest costs for a vessel under construction as a cost which is directly attributable to the acquisition of a vessel. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of initial delivery from the shipyard. Depreciation expense for vessels for the years ended December 31, 2009, 2008 and 2007 was $84,326, $69,050, and $32,900, respectively.

Depreciation expense is calculated based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining estimated useful life or the estimated life of the renewal or betterment. Undepreciated cost of any asset component being replaced that was acquired after the initial vessel purchase is written off as a component of vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred. Scrap value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight tons (lwt). At December 31, 2009 and 2008, the Company estimated the residual value of vessels to be $175/lwt.

Fixed Assets, Net

Fixed assets, net are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are based on a straight line basis over the estimated useful life of the specific asset placed in service. The following table is used in determining the typical estimated useful lives:

Description	Useful Lives
Leasehold improvements	Lesser of the useful life of the asset or life of the lease
Furniture, fixtures & other equipment	5 years
Vessel equipment	2–15 years
Computer equipment	3 years

Depreciation and amortization expense for fixed assets for the years ended December 31, 2009, 2008 and 2007 was $414, $418, and $393, respectively.

Deferred Drydocking Costs

The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. The Company defers the costs associated with the drydockings as they occur and amortizes these costs on a straight line basis over the period between drydockings. Costs deferred as part of a vessel's drydocking include actual costs incurred at the drydocking yard; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. If the vessel is drydocked earlier than originally anticipated, any remaining deferred drydock costs that have not been amortized are expensed at the beginning of the next drydock. Amortization expense for drydocking for the years ended December 31, 2009, 2008 and 2007 was $3,410, $1,927, and $1,084, respectively. All other costs incurred during drydocking are expensed as incurred.

Impairment of Long-Lived Assets

The Company follows the Accounting Standards Codification ("ASC") subtopic 360-10, Property, Plant and Equipment ("ASC 360-10") [formerly Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"], which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis.

For the years ended December 31, 2009, 2008 and 2007, no impairment charges were recorded on the Company's long-lived assets.

Deferred Financing Costs

Deferred financing costs, included in other assets, consist of fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt and are included in interest expense.

Cash and Cash Equivalents

The Company considers highly liquid investments such as money market funds and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Investments

The Company holds an investment in the capital stock of Jinhui Shipping and Transportation Limited ("Jinhui"). Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping. This investment is designated as Available For Sale ("AFS") and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of accumulated other comprehensive income ("OCI"). The Company classifies the investment as a current or noncurrent asset based on the Company's intent to hold the investment at each reporting date. Effective August 16, 2007, the Company elected hedge accounting for forward currency contracts in place associated with the

(U.S. dollars in thousands)

cost basis of the Jinhui shares, and therefore the unrealized currency gain or loss associated with the cost basis in the Jinhui shares was reflected in the income statement as other expense to offset the gain or loss associated with these forward currency contracts. On October 10, 2008, the Company elected to discontinue the purchase of forward currency contracts associated with Jinhui by entering into an offsetting trade that closed the previously opened currency contract, thereby eliminating the hedge on Jinhui. The cost of securities when sold is based on the specific identification method. Realized gains and losses on the sale of these securities are reflected in the consolidated statement of operations in other expense. Additionally, the realized gain or loss on the forward currency contracts is reflected in the Consolidated Statement of Cash Flows as an investing activity and is reflected in the caption Payments on forward currency contracts, net.

Investments are reviewed quarterly to identify possible other-than-temporary impairment in accordance with ASC subtopic 320-10, Investments—Debt and Equity Securities ("ASC 320-10") (formerly FASB Staff Position 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"). When evaluating its investments, the Company reviews factors such as the length of time and extent to which fair value has been below the cost basis, the financial condition of the issuer, the underlying net asset value of the issuer's assets and liabilities, and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. Should the decline in the value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair market value, and the write-down would be recorded to earnings as a loss. Refer to Note 5—Investments.

Income Taxes

Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 as amended (the "Code"), qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if a company engaged in the international operation of ships meets certain requirements. Among other things, in order to qualify, the Company must be incorporated in a country which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

The Company is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax.

Based on the publicly traded requirement of the Section 883 regulations, the Company believes that it qualified for exemption from income tax for 2009, 2008 and 2007. In order to meet the publicly traded requirement, the Company's stock must be treated as being primarily and regularly traded for more than half the days of any such year. Under the Section 883 regulations, the Company's qualification for the publicly traded requirement may be jeopardized if shareholders of the Company's common stock that own five percent or more of the Company's stock ("5% shareholders") own, in the aggregate, 50% or more of the Company's common stock for more than half the days of the year. Management believes that during 2009, 2008 and 2007, the combined ownership of its 5% shareholders did not equal 50% or more of its common stock for more than half the days of 2009, 2008 and 2007, as applicable.

If the Company does not qualify for the exemption from tax under Section 883, it would be subject to a 4% tax on the gross "shipping income" (without the allowance for any deductions) that is treated as derived from sources within the United States or "United States source shipping income." For these purposes, "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use, or from the performance of services directly related to those uses; and "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Baltic Trading is also incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, Baltic Trading is not subject to Marshall Islands income tax. Baltic Trading has no United States operations and no United States source income. Thus, Baltic Trading is not currently subject to income tax in the United States. However, we anticipate that Baltic Trading will not qualify for an exemption under Section 883 upon consummation of initial public offering because it will not satisfy the publicly traded requirement described above. The Company plans to indirectly own shares of Baltic Trading's Class B Stock, which will not be publicly traded but which will provide the Company with over 50% of the combined voting power of all classes of Baltic Trading's voting stock. Holders of a majority of the Class B Stock can irrevocably elect to reduce the voting power of the Class B Stock to constitute not more than 49% of the total voting power of all classes of stock, although there can be no assurance that this election will be made.

Deferred Revenue

Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned. Additionally, deferred revenue includes estimated customer claims mainly due to time charter performance issues.

Comprehensive Income

The Company follows ASC subtopic 220-10, Comprehensive Income ("ASC 220-10") (formerly SFAS No. 130, "Reporting Comprehensive Income"), which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income and amounts related to the Company's interest rate swaps accounted for as hedges, as well as unrealized gains or losses associated with the Company's investments.

Nonvested Stock Awards

The Company follows ASC subtopic 718-10, Compensation—Stock Compensation ("ASC 718-10") (formerly SFAS No. 123R, "Share-Based Payment") for nonvested stock issued under its equity incentive plan. Deferred compensation costs from nonvested stock have been classified as a component of paid-in capital.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel valuations, the valuation of amounts due from charterers, performance claims, residual value of vessels, useful life of vessels and fair value of derivative instruments. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers. With respect to amounts due from charterers, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral. The Company earned 100% of revenues from 23 customers in 2009, 22 customers in 2008 and 18 customers in 2007. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2009 and 2008.

For the year ended December 31, 2009 there were two customers that individually accounted for more than 10% of revenue, Cargill International S.A. and Pacific Basin Chartering Ltd., which represented 30.77% and 13.61% of revenue, respectively. For the year ended December 31, 2008 there were two customers that individually accounted for more than 10% of revenue, Cargill International S.A. and Pacific Basin Chartering Ltd., which represented 27.79% and 14.64% of revenue, respectively. For the year ended December 31, 2007 there were two customers that individually accounted for more than 10% of revenue, Lauritzen Bulkers A/S and Cargill International S.A., which represented 15.42% and 13.74% of revenue, respectively.

At December 31, 2009, the Company maintained all of its cash and cash equivalents with three financial institutions. None of the Company's cash and cash equivalent balances are covered by insurance in the event of default by these financial institutions.

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments such as amounts due to/due from charterers, accounts payable and long-term debt approximate their individual carrying amounts as of December 31, 2009 and December 31, 2008 due to their short-term maturity or the variable-rate nature of the respective borrowings under the credit facility.

The fair value of the interest rate swaps and forward currency contracts (used for purposes other than trading) is the estimated amount the Company would receive or have to pay in order to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of the Company for liabilities. See Note 10—Fair Value of Financial Instruments for additional disclosure on the fair values of long-term debt, derivative instruments, and AFS securities.

Derivative Financial Instruments

Interest Rate Risk Management

The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on its earnings and cash flow in relation to borrowings primarily for the purpose of acquiring drybulk vessels. These borrowings are subject to a variable borrowing rate. The Company uses pay-fixed receive-variable interest rate swaps to manage future interest costs and the risk associated with changing interest rate obligations. These swaps are designated as cash flow hedges of future variable rate interest payments and are tested for effectiveness on a quarterly basis.

The differential to be paid or received for the effectively hedged portion of any swap agreement is recognized as an adjustment to interest expense as incurred. Additionally, the changes in value for the portion of the swaps that are effectively hedging future interest payments are reflected as a component of OCI.

For the interest rate swaps that are not designated as an effective hedge, the change in the value and the rate differential to be paid or received is recognized as other expense and is listed as a component of other (expense) income.

Currency Risk Management

The Company currently holds an investment in Jinhui shares that are traded on the Oslo Stock Exchange located in Norway, and as such, the Company is exposed to the impact of exchange rate changes on this AFS security denominated in Norwegian Kroner. The Company's objective is to manage the impact of exchange rate changes on its earnings and cash flows in relation to its cost basis associated with its investments. The Company utilized foreign currency forward contracts to protect its original investment from changing exchange rates through October 10, 2008 when the use of these contracts was discontinued due to the decline in the underlying value of Jinhui.

The change in the value of the forward currency contracts is recognized as other expense and is listed as a component of other (expense) income. Effective August 16, 2007, the Company elected to utilize fair value hedge accounting for these instruments whereby the change in the value in the forward contracts continues to be recognized as other expense and is listed as a component of other (expense) income. Fair value hedge accounting then accelerates the recognition of the effective portion of the currency translation gain or (loss) on the AFS Security from August 16, 2007 from OCI into other expense and is listed as a component of other (expense) income. Time value of the forward contracts is excluded from effectiveness testing and recognized currently in income. On October 10, 2008, the Company elected to discontinue the purchase of forward currency contracts associated with Jinhui by entering into an offsetting trade that closed the previously opened currency contract, thereby eliminating the hedge on Jinhui.

New Accounting Pronouncements

In February 2010, the FASB issued Accounting Standards Update No. 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements" ("ASU No. 2010-09"). ASU No. 2010-09 removes the requirement for an SEC filer to disclose the date

(U.S. dollars in thousands)

through which subsequent events have been evaluated. This guidance is effective upon issuance of the final ASU No. 2010-09 during February 2010. The adoption of this guidance for the year ended December 31, 2009 did not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued the FASB Accounting Standard Codification (the "Codification"), which replaced prior guidance and modified the U.S. GAAP hierarchy to include only two levels of U.S. GAAP: authoritative and nonauthoritative. The Codification became the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. On the effective date of the Codification, it superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification became nonauthoritative. The Codification is effective for fiscal years and interim periods ending after September 15, 2009. The adoption of the Codification during the year ended December 31, 2009 did not have a material impact on the Company's consolidated financial statements.

In May 2009, the FASB issued additional guidance related to subsequent events (formerly SFAS No. 165, "Subsequent Events"). This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for fiscal years and interim periods ended after June 15, 2009 and is applied prospectively. The adoption of this guidance during the year ended December 31, 2009 did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued guidance related to interim disclosures about fair value of financial instruments which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements (formerly FASB Staff Position 107-1 and Accounting Principles Board 28-1, "Interim Disclosures about Fair Value of Financial Instruments"). This guidance is effective for interim reporting periods ended after June 15, 2009, with early adoption permitted for periods ended after March 15, 2009. The adoption of this guidance during the year ended December 31, 2009 did not have an impact on the Company's consolidated financial statements. See Note 10—Fair Value of Financial Instruments for the Company's disclosures about the fair value of financial instruments.

In March 2008, the FASB issued guidance related to disclosures about derivative instruments and hedging activities, which amends previous guidance (formerly SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement 133"). The new guidance is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, results of operations and cash flows. The new standard also improves transparency about how and why a company uses derivative instruments and how derivative instruments and related hedged items are accounted for under previous hedging guidance. It is effective for financial statements issued for fiscal years and interim periods which began November 15, 2008, with early application encouraged. The Company adopted the provisions of this guidance effective January 1, 2009. See Note 8—Long-Term Debt and Note 2—Summary of Significant Accounting Policies, for the Company's disclosures about its derivative instruments and hedging activities

In February 2008, the FASB issued guidance delaying the effective date of fair value measurement guidance to fiscal years beginning after November 15, 2008 and interim periods with those fiscal years for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until January 1, 2009 for calendar year end entities (formerly FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157"). The adoption of this guidance related to nonfinancial assets and liabilities did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued guidance that will significantly change the accounting for business combinations [formerly SFAS No. 141 (Revised 2007), "Business Combinations"]. Under this guidance, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with limited exceptions. This guidance also includes a substantial number of new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted this guidance effective January 1, 2009. As these provisions are applied prospectively, the impact to the Company cannot be determined until any such transactions occur.

In February 2007, the FASB issued guidance that allows the Company to elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings (formerly SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities"). This election is irrevocable. This guidance was effective for the Company commencing in 2008. The Company adopted this guidance on January 1, 2008 and elected not to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings.

3—Cash Flow Information

As of December 31, 2009, the Company had ten interest rate swaps, and these swaps are described and discussed in Note 8—Long-Term Debt. The fair value of eight of the swaps is in a liability position of $44,139 and the fair value of two of the swaps is in an asset position of $2,108 as of December 31, 2009. At December 31, 2008, there were a total of nine interest rate swaps which were in a liability position of $65,937, of which $2,491 was a current liability.

For the year ended December 31, 2009, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $630 for the purchase of vessels and $87 for the purchase of other fixed assets. Additionally, for the year ended December 31, 2009, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $483 associated with deferred registration costs for Baltic Trading. For the year ended December 31, 2008, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $473 for the purchase of vessels and $337 associated with deposits on vessels. Additionally, for the year ended December 31, 2008, the Company had items in prepaid expenses and other current assets consisting of $3,524 which had reduced the deposits on vessels. For the year ended December 31, 2007, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $682 for the purchase of vessels, $1,227 associated with deposits on vessels, $1,670 for the purchase of investments, and $16 for the purchase of fixed assets.

For the year ended December 31, 2009, the Company made a non-cash reclassification of $90,555 from deposits on vessels to vessels due to the completion of the purchases of the Genco Commodus, Genco Maximus and Genco Claudius. For the year ended December 31, 2008, the Company made a non-cash reclassification of $60,128 from deposits on vessels to vessels due to the completion of the purchases of the Genco Champion, Genco Constantine and Genco Hadrian.

During the years ended December 31, 2009, 2008 and 2007, cash paid for interest, net of amounts capitalized, was $58,188, $47,885, and $18,779 respectively.

On July 24, 2009, the Company made grants of nonvested common stock under the Genco Shipping and Trading Limited 2005 Equity Incentive Plan in the amount of 15,000 shares to directors of the Company. The fair value of such nonvested stock was $374 on the grant date and was recorded in equity. On December 27, 2009, the Company granted nonvested stock to certain employees. The fair value of such nonvested stock was $2,648 on the grant date and was recorded in equity.

On January 10, 2008 and December 24, 2008, the board of directors approved grants of 100,000 and 75,000 shares, respectively, of nonvested common stock to Peter Georgiopoulos, Chairman of the Board. The fair value of such nonvested stock was $4,191 and $905, respectively, on the grant date and was recorded in equity. Additionally, on February 13, 2008 and July 24, 2008, the Company made grants of nonvested common stock under the Plan in the amount of 12,500 and 15,000 shares, respectively, to directors of the Company. The fair value of such nonvested stock was $689 and $938, respectively, on the grant dates and was recorded in equity. Lastly, on December 24, 2008, the Company granted nonvested stock to certain employees. The fair value of such nonvested stock was $1,448 on the grant date and was recorded in equity.

On February 8, 2007, the Company granted nonvested stock to certain directors and employees. The fair value of such nonvested stock was $494 on the grant date and was recorded in equity. Additionally, during January 2007, nonvested stock forfeited amounted to $54 for shares granted in 2005 and is recorded in equity. During May 2007, nonvested stock forfeited amounted to $88 for shares granted in 2006 and 2005 and is recorded in equity. Lastly, on December 21, 2007, the Company granted nonvested stock to certain employees. The fair value of such nonvested stock was $4,935 on the grant date and was recorded in equity.

4—Vessel Acquisitions and Dispositions

On July 22, 2009, September 18, 2009 and December 30, 2009, the Company completed the acquisition of the Genco Commodus, Genco Maximus and Genco Claudius, respectively. In July 2007, the Company entered into an agreement to acquire nine Capesize vessels from companies within the Metrostar Management Corporation group for a net purchase price of $1,111,000, consisting of the value of the vessels and the liability for the below market time charter contracts acquired. As of December 31, 2009, all nine Capesize vessels, the Genco Claudius, Genco Maximus, Genco Commodus, Genco Hadrian, Genco Constantine, Genco Augustus, Genco Tiberius, Genco London, and Genco Titus have been delivered to Genco.

On June 16, 2008 the Company agreed to acquire six drybulk newbuildings from Lambert Navigation Ltd., Northville Navigation Ltd., Providence Navigation Ltd., and Primebulk Navigation Ltd., for an aggregate purchase price of $530,000. On November 3, 2008, the Company agreed to cancel the acquisition of these six drybulk newbuildings. As part of the agreement, the selling group retained the deposits totaling $53,000 plus the interest earned on such deposits for the six vessels, comprised of three Capesize and three Handysize vessels. This transaction resulted in a charge in the fourth quarter of 2008 to the Company's income statement of $53,765 related to the forfeiture of these deposits. This amount included $53,213, which was recorded in Deposits on vessels and included net capitalized interest, approximately $546 of interest income receivable which was recorded as part of Prepaid expenses and other current assets, and $6 of other expenses. Additionally, on May 9, 2008, the Company agreed to acquire three 2007 built vessels, consisting of two Panamax vessels and one Supramax vessel, from Bocimar International N.V. and Delphis N.V. for an aggregate purchase price of approximately $257,000 which were all acquired during 2008. Upon completion of the remaining three Capesize vessels from companies within the Metrostar Management Corporation group during 2009, Genco's fleet currently consists of 35 drybulk vessels, consisting of nine Capesize, eight Panamax, four Supramax, six Handymax and eight Handysize vessels, with an aggregate carrying capacity of approximately 2,903,000 dwt and an average age of 7.0 years.

On February 26, 2008, the Company completed the sale of the Genco Trader. The Company realized a net gain of approximately $26,227 and had net proceeds of $43,084 from the sale of the vessel in the first quarter of 2008. The Company had previously reached an agreement, on October 2, 2007, to sell the Genco Trader, a 1990-built Panamax vessel, to SW Shipping Co., Ltd for $44,000 less a 2% brokerage commission payable to a third party.

On January 2, 2008, the Company completed the acquisition of the Genco Champion, the last vessel acquired from affiliates of Evalend

(U.S. dollars in thousands)

Shipping Co. S.A. On August 10 and August 13, 2007, the Company had agreed to acquire six drybulk vessels (three Supramax and three Handysize) from affiliates of Evalend Shipping Co. S.A. for a net purchase price of $336,000, consisting of the value of the vessels and the liability for the below market time charter contract acquired. The Company completed the acquisition of all six of the vessels, the Genco Champion, Genco Predator, Genco Warrior, Genco Hunter, Genco Charger, and Genco Challenger, during 2008.

On August 15, 2007, the Company decided to sell the two oldest vessels in its fleet, the Genco Commander and the Genco Trader. On September 3, 2007, the Company reached an agreement to sell the Genco Commander, a 1994-built Handymax vessel, to Dan Sung Shipping Co. Ltd. for $44,450 less a 2% brokerage commission payable to a third party. On December 3, 2007, the Company realized a net gain of $23,472 and received net proceeds of $43,532. Lastly, on October 2, 2007, the Company reached an agreement to sell the Genco Trader, a 1990-built Panamax vessel, to SW Shipping Co., Ltd for $44,000 less a 2% brokerage commission payable to a third party. The Company recorded a net gain of $26,227 from the sale of the vessel in the first quarter of 2008.

As four of the Capesize vessels and two of the Supramax vessels delivered during 2007 and 2008 had existing below market time charters at the time of the acquisition, the Company recorded the fair market value of time charter acquired of $52,584 which is being amortized as an increase to revenues during the remaining term of each respective time charter. For the years ended December 31, 2009, 2008 and 2007, $18,975, $22,447 and $6,382, respectively, was amortized into revenue. The remaining unamortized fair market value of time charter acquired at December 31, 2009 and December 31, 2008 is $4,611 and $23,586, respectively. This balance will be amortized into revenue over a weighted average period of 1.16 years and will be amortized as follows: $3,635 for 2010 and $976 for 2011. The 2008 amortization amount includes the accelerated amortization of the unamortized fair market value of the time charter acquired related to the Genco Cavalier as a result of the charterer of the vessel going bankrupt.

On February 21, 2007, the Genco Glory was sold to Cloud Maritime S.A. for $13,004 net of a brokerage commission of 1% paid to WeberCompass (Hellas) S.A. based on the selling price and the net book value of the vessel, the Company recorded a gain of $3,575 during the first quarter of 2007.

Capitalized interest expense associated with the vessels acquired for the years ended December 31, 2009, 2008 and 2007 was $1,473, $5,778 and $4,340, respectively.

5—Investments

The Company holds an investment in the capital stock of Jinhui. Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping. This investment is designated as AFS and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of OCI. At December 31, 2009 and December 31, 2008, the Company held 16,335,100 shares of Jinhui capital stock which is recorded at its fair value of $72,181 and $16,772, respectively, based on the closing price on December 30, 2009 (the last trading date on the Oslo exchange in 2009) and December 31, 2008 of 25.60 NOK and 7.14 NOK, respectively.

During the fourth quarter of 2008, the Company reviewed the investment in Jinhui for indicators of other-than-temporary impairment in accordance with ASC 320-10. Based on this review, the Company deemed the investment in Jinhui to be other-than-temporarily impaired as of December 31, 2008 due to the severity of the decline in its market value versus its cost basis. As a result, during the fourth quarter of 2008, the Company recorded a $103,892 impairment charge. As a result of the other-than-temporary impairment, the new cost basis of this investment is 7.14 NOK per share, the value of the investment at December 31, 2008. The Company reviews the investment in Jinhui for impairment on a quarterly basis. There were no impairment charges recognized during the years ended December 31, 2009 and December 31, 2007.

The unrealized currency translation gain for the Jinhui capital stock remains a component of OCI since this investment is designated as an AFS security. For the years ended December 31, 2008 and 2007, the hedged portion of the currency translation (loss)/gain has been reclassified to the income statement as a component of other (expense) income.

Refer to Note 9—Accumulated Other Comprehensive Income (Deficit) for a breakdown of the components of accumulated OCI.

Effective on August 16, 2007, the Company elected to utilize hedge accounting for forward contracts hedging the currency risk associated with the Norwegian Kroner cost basis in the Jinhui stock. The hedge accounting is limited to the lower of the cost basis or the market value at time of the designation. The unrealized appreciation in the stock and the currency translation gain above the cost basis was recorded as a component of OCI. Realized gains and losses on the sale of these securities will be reflected in the Consolidated Statement of Operations in other (expense) income once sold. Time value of the forward contracts are excluded from effectiveness testing and recognized in income. For the years ended December 31, 2008 and 2007, an immaterial amount was recognized in other expense income associated with excluded time value and ineffectiveness. For the year ended December 31, 2009, no hedges were utilized.

At December 31, 2009 and 2008, the Company did not have a short-term forward currency contract to hedge the Company's exposure to the Norwegian Kroner related to the cost basis of Jinhui stock as described above. The Company elected to discontinue the forward currency contract and hedge due to the decline of the underlying market value of Jinhui in October 2008. The gain (loss) associated with these short-term forward currency contracts held during the year is included as a component of other (expense) income and is offset by a reclassification from OCI for the hedged portion of the currency gain (loss) on investment.

The following table sets forth the net loss, realized and unrealized, related to the forward currency contracts and to the hedged translation on the cost basis of the Jinhui stock. These are included as a component of other expense.

	Years Ended December 31,		
	2009	2008	2007
Net loss, realized and unrealized	**$—**	$(189)	$(1,185)

6—Earnings Per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the vesting of nonvested stock awards (see Note 18—Nonvested Stock Awards), for which the assumed proceeds upon vesting are deemed to be the amount of compensation cost attributable to future services and are not yet recognized using the treasury stock method, to the extent dilutive.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Years Ended December 31,		
	2009	2008	2007
Common shares outstanding, basic:			
Weighted average common shares outstanding, basic	**31,295,212**	30,290,016	26,165,600
Common shares outstanding, diluted:			
Weighted average common shares outstanding, basic	**31,295,212**	30,290,016	26,165,600
Dilutive effect of restricted stock awards	**149,851**	162,834	131,921
Weighted average common shares outstanding, diluted	**31,445,063**	30,452,850	26,297,521

7—Related Party Transactions

The following are related party transactions not disclosed elsewhere in these financial statements:

The Company makes an employee performing internal audit services available to General Maritime Corporation ("GMC"), where the Company's Chairman, Peter C. Georgiopoulos, also serves as Chairman of the Board. For the years ended December 31, 2009, 2008 and 2007, the Company invoiced $162, $175 and $167, respectively, to GMC for the time associated with such internal audit services. During 2009, the amount invoiced of $162 included $4 of office expenses. Additionally, during the years ended December 31, 2009, 2008 and 2007, the Company incurred travel and other related expenditures totaling $139, $337 and $248, respectively, reimbursable to GMC or its service provider. For the year ended December 31, 2009, 2008 and 2007 approximately $0, $9 and $0 of these travel expenditures were paid from the gross proceeds received from the May 2008 equity offering and as such were included in the determination of net proceeds. At December 31, 2009 and 2008, the amount due the Company from GMC is $41 and $62, respectively.

During the years ended December 31, 2009, 2008 and 2007, the Company incurred legal services (primarily in connection with vessel acquisitions) aggregating $80, $99, and $219, respectively, from Constantine Georgiopoulos, the father of Peter C. Georgiopoulos, Chairman of the Board. At December 31, 2009 and 2008, $3 and $1, respectively, was outstanding to Constantine Georgiopoulos.

During 2009, the Company entered into an agreement with Aegean Marine Petroleum Network, Inc. ("Aegean") to purchase lubricating oils for six vessels in the Company's fleet. Peter C. Georgiopoulos, Chairman of the Board, is a director of Aegean. During the year ended December 31, 2009, Aegean supplied lubricating oils to the Company's vessels aggregating $230. At December 31, 2009, $226 remains outstanding. There were no purchases of lubricating oils made from Aegean during 2008.

During March 2007, the Company utilized the services of North Star Maritime, Inc. ("NSM") which is owned and operated by one of the Company's directors, Rear Admiral Robert C. North, USCG (ret.). NSM, a marine industry consulting firm, specializes in international and domestic maritime safety, security and environmental protection issues. NSM was paid $12 for services rendered. There are no amounts due to NSM at December 31, 2009 and 2008.

8—Long-Term Debt

Long-term debt consists of the following:

	December 31,	
	2009	2008
Outstanding total debt	**$1,327,000**	$1,173,300
Less: Current portion	**(50,000)**	—
Long-term debt	**$1,277,000**	$1,173,300

2008 Term Facility

On September 4, 2008, the Company executed a Credit Agreement and other definitive documentation for its $320 million credit facility (the "2008 Term Facility"). The 2008 Term Facility was underwritten by Nordea Bank Finland Plc, New York Branch, who served as Administrative Agent, Bookrunner, and Collateral Agent; Bayerische Hypo- und Vereinsbank AG, who served as Bookrunner; DnB NOR Bank ASA; Sumitomo Mitsui Banking Corporation, acting through its Brussels Branch; and Deutsche Schiffsbank Akteingesellschaft. DnB NOR Bank ASA underwrote the Company's existing 2007 Credit Facility and served under that facility as Administrative Agent and Collateral Agent.

Under the 2008 Term Facility, subject to the conditions set forth in the Credit Agreement, the Company was able to borrow an amount up to $320 million. Amounts borrowed and repaid under the 2008 Term Facility could not be reborrowed. The 2008 Term Facility had a maturity date of the earlier of the fifth anniversary of the initial borrowing date under the facility or December 31, 2013.

Loans made under the 2008 Term Facility were able to be used to fund or refund to the Company the acquisition costs of six drybulk newbuildings, consisting of three Capesize and three Handysize vessels, which the Company agreed on June 16, 2008 to acquire from Lambert Navigation Ltd., Northville Navigation Ltd., Providence Navigation Ltd., and Prime Bulk Navigation Ltd.

(U.S. dollars in thousands)

The terms of the 2008 Term Facility provide that it was to be cancelled upon a cancellation of the acquisition contracts for the six vessels described above. As such, the 2008 Term Facility was cancelled effective November 4, 2008 upon the cancellation of the acquisition of six drybulk newbuildings from Lambert Navigation Ltd., Northville Navigation Ltd., Providence Navigation Ltd., and Primebulk Navigation Ltd., for an aggregate purchase price of $530,000. Cancellation of the facility resulted in a charge in the fourth quarter of 2008 to interest expense of $2,191 associated with unamortized deferred financing costs.

2007 Credit Facility

On July 20, 2007, the Company entered into a credit facility with DnB Nor Bank ASA (the "2007 Credit Facility") for the purpose of acquiring nine Capesize vessels and refinancing the Company's existing 2005 Credit Facility and Short-Term Line. DnB Nor Bank ASA is also Mandated Lead Arranger, Bookrunner, and Administrative Agent. The Company has used borrowings under the 2007 Credit Facility to repay amounts outstanding under the 2005 Credit Facility and the Short-Term Line, and these two facilities have accordingly been terminated. As of December 31, 2009 and 2008, $1,327,000 and $1,173,000 was outstanding under the 2007 Credit Facility. The maximum amount that may be borrowed under the 2007 Credit Facility at December 31, 2009 is $1,327,000. As of December 31, 2009, the Company has utilized its maximum borrowing capacity under the 2007 Credit Facility.

On January 26, 2009, the Company entered into an amendment to the 2007 Credit Facility (the "2009 Amendment") which implemented the following modifications to the terms of the 2007 Credit Facility:

- Compliance with the existing collateral maintenance financial covenant was waived effective for the year ended December 31, 2008 and until the Company can represent that it is in compliance with all of its financial covenants and is otherwise able to pay a dividend and purchase or redeem shares of common stock under the terms of the Credit Facility in effect before the 2009 Amendment. With the exception of the collateral maintenance financial covenant, the Company believes that it is in compliance with its financial covenants under the 2007 Credit Facility. The Company's cash dividends and share repurchases were suspended until the Company can represent that it is in a position to again satisfy the collateral maintenance covenant.
- The total amount of the 2007 Credit Facility is subject to quarterly reductions of $12,500 beginning March 31, 2009 through March 31, 2012 and quarterly reductions of $48,195 beginning July 20, 2012 and thereafter until the maturity date. A final payment of $250,600 will be due on the maturity date.
- The Applicable Margin to be added to the London Interbank Offered Rate to calculate the rate at which the Company's borrowings bear interest is 2.00% per annum (the "Applicable Margin").
- The commitment commission payable to each lender is 0.70% per annum of the daily average unutilized commitment of such lender.

Amounts borrowed and repaid under the 2007 Credit Facility may be reborrowed if available under the 2007 Credit Facility. The 2007 Credit Facility has a maturity date of July 20, 2017.

Loans made under the 2007 Credit Facility may be and have been used for the following:

- up to 100% of the en bloc purchase price of $1,111,000 for nine modern drybulk Capesize vessels, which the Company has agreed to purchase from companies within the Metrostar Management Corporation group;
- repayment of amounts previously outstanding under the Company's 2005 Credit Facility, or $206,233;
- the repayment of amounts previously outstanding under the Company's Short-Term Line, or $77,000;
- possible acquisitions of additional drybulk carriers between 25,000 and 180,000 dwt that are up to ten years of age at the time of delivery and not more than 18 years of age at the time of maturity of the new credit facility;
- up to $50,000 of working capital; and
- the issuance of up to $50,000 of standby letters of credit. At December 31, 2009, there were no letters of credit issued under the 2007 Credit Facility.

All amounts owing under the 2007 Credit Facility are secured by the following:

- cross-collateralized first priority mortgages of each of the Company's existing vessels and any new vessels financed with the 2007 Credit Facility;
- an assignment of any and all earnings of the mortgaged vessels;
- an assignment of all insurances on the mortgaged vessels;
- a first priority perfected security interest in all of the shares of Jinhui owned by the Company;
- an assignment of the shipbuilding contracts and an assignment of the shipbuilder's refund guarantees meeting the Administrative Agent's criteria for any additional newbuildings financed under the 2007 Credit Facility; and
- a first priority pledge of the Company's ownership interests in each subsidiary guarantor.

The Company has completed a pledge of its ownership interests in the subsidiary guarantors that own the nine Capesize vessels acquired. The other collateral described above was pledged, as required, within thirty days of the effective date of the 2007 Credit Facility.

The Company's borrowings under the 2007 Credit Facility bear interest at the London Interbank Offered Rate ("LIBOR") for an interest period elected by the Company of one, three, or six months, or longer if available, plus the Applicable Margin which was 0.85% per annum. Effective January 26, 2009, due to the 2009 Amendment, the Applicable Margin increased to 2.00%. In addition to other fees payable by the Company in connection with the 2007 Credit Facility, the Company paid a commitment fee at a rate of 0.20% per annum of the daily average unutilized commitment of each lender under the facility until September 30, 2007, and 0.25% thereafter. Effective January 26, 2009, due to the 2009 Amendment, the rate increased to 0.70% per annum of the daily average unutilized commitment of such lender.

The 2007 Credit Facility includes the following financial covenants which apply to the Company and its subsidiaries on a consolidated basis and are measured at the end of each fiscal quarter beginning with June 30, 2007:

- The leverage covenant requires the maximum average net debt to EBITDA ratio to be at least 5.5:1.0.
- Cash and cash equivalents must not be less than $500 per mortgaged vessel.
- The ratio of EBITDA to interest expense, on a rolling last four-quarter basis, must be no less than 2.0:1.0.
- After July 20, 2007, consolidated net worth, as defined in the 2007 Credit Facility, must be no less than $263,300 plus 80% of the value of the any new equity issuances of the Company from June 30, 2007. Based on the equity offerings completed in October 2007 and May 2008, consolidated net worth must be no less than $590,750.
- The aggregate fair market value of the mortgaged vessels must at all times be at least 130% of the aggregate outstanding principal amount under the new credit facility plus all letters of credit outstanding; the Company has a 30-day remedy period to post additional collateral or reduce the amount of the revolving loans and/or letters of credit outstanding. This covenant was waived effective for the year ended December 31, 2008 and indefinitely until the Company can represent that it is in compliance with all of its financial covenants as per the 2009 Amendment as described above.

As of December 31, 2009, the Company believes it is in compliance with all of the financial covenants under its 2007 Credit Facility, as amended.

On June 18, 2008, the Company entered into an amendment to the 2007 Credit Facility allowing the Company to prepay vessel deposits to give the Company flexibility in refinancing potential vessel acquisitions.

Due to refinancing of the Company's previous facilities, the Company incurred a write-off of the unamortized deferred financing costs in the amount of $3,568 associated with the Company's previous facilities and this charge was reflected in interest expense in the third quarter of 2007.

Due to refinancing of the 2007 Credit Facility as a result of entering into the 2009 Amendment, the Company incurred a non-cash write-off of unamortized deferred financing costs in the amount of $1,921 associated with capitalized costs related to prior amendments and this charge was reflected in interest expense in the fourth quarter of 2008.

The following table sets forth the repayment of the outstanding debt of $1,327,000 at December 31, 2009 under the 2007 Credit Facility, as amended:

Period Ending December 31,	Total
2010	$ 50,000
2011	50,000
2012	108,890
2013	192,780
2014	192,780
Thereafter	732,550
Total long-term debt	$1,327,000

Interest rates

The following table sets forth the effective interest rate associated with the interest expense for the 2005 Credit Facility, the Short-Term Line, the 2008 Term Facility and the 2007 Credit Facility, as amended, including the rate differential between the pay fixed receive variable rate on the swaps that were in effect, combined, and the cost associated with unused commitment. Additionally, it includes the range of interest rates on the debt, excluding the impact of swaps and unused commitment fees:

	Years Ended December 31,		
	2009	2008	2007
Effective interest rate	**5.12%**	5.24%	6.25%
Range of interest rates (excluding impact of swaps and unused commitment fees)	**1.23% to 5.56%**	1.35% to 6.10%	5.54% to 6.66%

Short-Term Line—Refinanced by the 2007 Credit Facility

On May 3, 2007, the Company entered into a short-term line of credit facility under which DnB NOR Bank ASA, Grand Cayman Branch and Nordea Bank Norge ASA, Grand Cayman Branch served as lenders (the "Short-Term Line"). The Short-Term Line was used to fund a portion of acquisitions the Company made in the shares of capital stock of Jinhui. Under the terms of the Short-Term Line, the Company was allowed to borrow up to $155,000 for such acquisitions, and the Company had borrowed a total of $77,000 under the Short-Term Line prior to its refinancing. The term of the Short-Term Line was for 364 days, and the interest on amounts drawn was payable at the rate of LIBOR plus a margin of 0.85% per annum for the first six-month period and LIBOR plus a margin of 1.00% for the remaining term. The Company was obligated to pay certain commitment and administrative fees in connection with the Short-Term Line. The Company, as required, pledged all of the Jinhui shares it has purchased as collateral against the Short-Term Line. The Short-Term Line incorporated by reference certain covenants from the Company's 2005 Credit Facility.

The Short-Term Line was refinanced in July 2007 with the 2007 Credit Facility.

2005 Credit Facility—Refinanced by the 2007 Credit Facility

The Company entered into the 2005 Credit Facility as of July 29, 2005. The 2005 Credit Facility was with a syndicate of commercial lenders including Nordea Bank Finland plc, New York Branch, DnB NOR Bank ASA, New York Branch and Citibank, N.A. The 2005 Credit Facility was used to refinance the Company's indebtedness under the Company's original credit facility entered into on December 3, 2004 (the "Original Credit Facility"). The obligations under the 2005 Credit Facility were secured by a first-priority mortgage on each of the vessels in the Company's fleet as well as any future vessel acquisitions pledged as collateral and funded by the 2005 Credit Facility. The 2005 Credit Facility was also secured by a first-priority security interest in the Company's earnings and insurance proceeds related to the collateral vessels.

(U.S. dollars in thousands)

All of the Company's vessel-owning subsidiaries were full and unconditional joint and several guarantors of the Company's 2005 Credit Facility. Each of these subsidiaries was wholly owned by Genco Shipping & Trading Limited. Genco Shipping & Trading Limited had no independent assets or operations.

Interest on the amounts drawn was payable at the rate of 0.95% per annum over LIBOR until the fifth anniversary of the closing of the 2005 Credit Facility and 1.00% per annum over LIBOR thereafter. The Company was also obligated to pay a commitment fee equal to 0.375% per annum on any undrawn amounts available under the facility.

The 2005 Credit Facility has been refinanced with the 2007 Credit Facility.

Letter of Credit

In conjunction with the Company entering into a long-term office space lease (See Note 16—Lease Payments), the Company was required to provide a letter of credit to the landlord in lieu of a security deposit. As of September 21, 2005, the Company obtained an annually renewable unsecured letter of credit with DnB NOR Bank. The letter of credit amount as of December 31, 2009 and 2008 was in the amount of $333 and $416, respectively, at a fee of 1% per annum. The letter of credit was reduced to $333 on August 3, 2009 and is cancelable on each renewal date provided the landlord is given 150 days minimum notice.

Interest Rate Swap Agreements

The Company has entered into eleven interest rate swap agreements with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates, ten of which are outstanding at December 31, 2009. The total notional principal amount of the swaps at December 31, 2009 is $756,233 and the swaps have specified rates and durations.

The following table summarizes the interest rate swaps designated as cash flow hedges that are in place as of December 31, 2009 and 2008:

Interest Rate Swap Detail				**December 31, 2009**	December 31, 2008
Trade Date	Fixed Rate	Start Date of Swap	End Date of Swap	Notional Amount Outstanding	Notional Amount Outstanding
9/6/05	4.485%	9/14/05	7/29/15	**$106,233**	$106,233
3/29/06	5.25%	1/2/07	1/1/14	**50,000**	50,000
3/24/06	5.075%	1/2/08	1/2/13	**50,000**	50,000
9/7/07	4.56%	10/1/07	12/31/09	**—**	75,000
7/31/07	5.115%	11/30/07	11/30/11	**100,000**	100,000
8/9/07	5.07%	1/2/08	1/3/12	**100,000**	100,000
8/16/07	4.985%	3/31/08	3/31/12	**50,000**	50,000
8/16/07	5.04%	3/31/08	3/31/12	**100,000**	100,000
1/22/08	2.89%	2/1/08	2/1/11	**50,000**	50,000
1/9/09	2.05%	1/22/09	1/22/14	**100,000**	—
2/11/09	2.45%	2/23/09	2/23/14	**50,000**	—
				$756,233	$681,233

The differential to be paid or received for these swap agreements are recognized as an adjustment to interest expense as incurred. The Company is currently utilizing cash flow hedge accounting for these swaps whereby the effective portion of the change in value of the swaps is reflected as a component of OCI. The ineffective portion is recognized as other expense, which is a component of other (expense) income. For any period of time that the Company did not designate the swaps for hedge accounting, the change in the value of the swap agreements prior to designation was recognized as other expense and was listed as a component of other (expense) income.

The interest (expense) income pertaining to the interest rate swaps for the years ended December 31, 2009, 2008 and 2007 was $(28,585), $(9,470) and $1,039, respectively.

The swap agreements, with effective dates prior to December 31, 2009 synthetically convert variable rate debt to fixed rate debt at the fixed interest rate of the swap plus the Applicable Margin, as defined in the "2007 Credit Facility" section above.

The following table summarizes the derivative asset and liability balances at December 31, 2009:

	Asset Derivatives		Liability Derivatives	
As of December 31	2009		2009	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments				
Interest rate contracts	Fair value of derivative instruments (current assets)	$ —	Fair value of derivative instruments (current liabilities)	$ —
Interest rate contracts	Fair value of derivative instruments (noncurrent assets)	2,108	Fair value of derivative instruments (noncurrent liabilities)	44,139
Total derivatives designated as hedging instruments		$2,108		$44,139
Total derivatives		$2,108		$44,139

The following tables present the impact of derivative instruments and their location within the Consolidated Statement of Operations:

The Effect of Derivative Instruments on the Consolidated Statement of Operations

					For the Year Ended December 31, 2009
Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2009		2009		2009
Interest rate contracts	$(4,390)	Interest Expense	$(28,585)	Other Expense	$(288)

The liability associated with the swaps at December 31, 2008 was $65,937, which was presented as the fair value of derivatives on the balance sheet. There were no swaps in an asset position at December 31, 2008. As of December 31, 2008, the Company had an accumulated other comprehensive deficit of $(66,014) related to the effectively hedged portion of the swaps. Hedge ineffectiveness associated with the interest rate swaps resulted in other (expense) income of $98 and $(98) for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2009, $(27,269) of OCI is expected to be reclassified into interest expense over the next 12 months associated with interest rate swaps.

The Company is required to provide collateral in the form of vessel assets to support the interest rate swap agreements. Each of the Company's thirty-five vessels serves as collateral in the aggregate amount of $100,000.

9—Accumulated Other Comprehensive Income (Deficit)

The components of accumulated other comprehensive income (deficit) included in the accompanying consolidated balance sheets consist of net unrealized gain (loss) from investments, net gain (loss) on derivative instruments designated and qualifying as cash-flow hedging instruments, and cumulative translation adjustments on the investment in Jinhui stock as of December 31, 2009 and 2008.

	Accumulated OCI	Unrealized Gain (Loss) on Cash Flow Hedges	Unrealized Gain (Loss) on Investments	Currency Translation Gain (Loss) on Investments
OCI—January 1, 2008	$ 19,017	$(21,068)	$ 38,540	$ 1,545
Unrealized loss on investments	(38,540)		(38,540)	
Translation loss on investments	(11,705)			(11,705)
Translation gain reclassified to other expense	10,160			10,160
Unrealized loss on cash flow hedges	(37,629)	(37,629)		
Interest income reclassified to other expense	(7,317)	(7,317)		
OCI—December 31, 2008	$(66,014)	$(66,014)	$ —	$ —
Unrealized gain on investments	43,364		43,364	
Translation gain on investments	12,044			12,044
Unrealized gain on cash flow hedges	24,195	24,195		
OCI—December 31, 2009	**$ 13,589**	**$(41,819)**	**$ 43,364**	**$ 12,044**

(U.S. dollars in thousands)

10—Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2009	December 31, 2008
Cash and cash equivalents	**$ 188,267**	$ 124,956
Restricted cash	**17,500**	—
Investments	**72,181**	16,772
Floating rate debt	**1,327,000**	1,173,300
Derivative instruments—asset position	**2,108**	—
Derivative instruments—liability position	**44,139**	65,937

The fair value of the investments is based on quoted market rates. The fair value of the revolving credit facility is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facility. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps is the estimated amount the Company would receive to terminate the swap agreements at the reporting date, taking into account current interest rates and the creditworthiness of both the swap counterparty and the Company.

Fair Value Measurement & Disclosures guidance (ASC 820-10), which was adopted during 2007, applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of the Company's investments and financial instruments by the above pricing levels as of the valuation dates listed:

	December 31, 2009		
	Total	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash equivalents	**$75,057**	$75,057	$ —
Investments	**72,181**	72,181	—
Derivative instruments—asset position	**2,108**	—	2,108
Derivative instruments—liability position	**44,139**	—	44,139

	December 31, 2008		
	Total	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash equivalents	$ —	$ —	$ —
Investments	16,772	16,772	—
Derivative instruments—asset position	—	—	—
Derivative instruments—liability position	65,937	—	65,937

The Company had an investment of $75,057 and $0 in the JPMorgan US Dollar Liquidity Fund Institutional at December 31, 2009 and December 31, 2008, respectively. The JPMorgan US Dollar Liquidity Fund Institutional is a money market fund which invests its assets in high quality transferable short-term USD-denominated fixed and floating rate debt securities and has a portfolio with a weighted average investment maturity not to exceed sixty days. The value of this fund is publicly available and is considered a Level 1 item. The Company holds an investment in the capital stock of Jinhui, which is classified as a long-term investment. The stock of Jinhui is publicly traded on the Oslo Stock Exchange and is considered a Level 1 item. The Company's interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on LIBOR. The Company has elected to use the income approach to value the derivatives, using observable Level 2 market expectations at measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated, but not compelled to transact. Level 2 inputs for the valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts on LIBOR for the first four years) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates and credit risk at commonly quoted intervals). Mid-market pricing is used as a practical expedient for fair value measurements. Refer to Note 8—Long-Term Debt for further information regarding the Company's interest rate swap agreements. ASC 820-10 states that the fair value measurement of an asset or liability must reflect the nonperformance risk of the entity and the counterparty. Therefore, the impact of the counterparty's creditworthiness when in an asset position and the Company's creditworthiness when in a liability position have also been factored into the fair value measurement of the derivative instruments in an asset or liability position and did not have a material impact on the fair value of these derivative instruments. As of December 31, 2009, both the counterparty and the Company are expected to continue to perform under the contractual terms of the instruments.

11—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2009	December 31, 2008
Lubricant inventory and other stores	**$3,971**	$3,772
Prepaid items	**3,086**	2,581
Insurance receivable	**1,408**	2,345
Interest receivable on deposits for vessels to be acquired	**—**	3,547
Other	**1,719**	1,250
Total	**$10,184**	$13,495

12—Other Assets, Net

Other assets consist of the following:

(i) Deferred financing costs, which include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized over the life of the related debt, and are included in interest expense. The Company has unamortized deferred financing costs of $7,494 and $4,974 at December 31, 2009 and 2008, respectively, associated with the 2007 Credit Facility. Accumulated amortization of deferred financing costs as of December 31, 2009 and December 31, 2008 was $2,585 and $1,548, respectively. During the fourth quarter of 2008, the cancellation of the 2008 Term Facility resulted in a write-off of the unamortized deferred financing costs of $2,191 to interest expense. Additionally, during the fourth quarter of 2008, the refinancing of the 2007 Credit Facility due to the 2009 Amendment resulted in a write-off of a portion of the unamortized deferred financing costs of $1,921 to interest expense. During July 2007, the Company refinanced its previous facilities (the Short-Term Line and the 2005 Credit Facility) resulting in the write-off of the unamortized deferred financing costs of $3,568 to interest expense. The Company has incurred deferred financing costs of $10,079 in total for the existing 2007 Credit Facility. Amortization expense for deferred financing costs, including the write-off of any unamortized costs upon refinancing credit facilities, for the years ended December 31, 2009, 2008 and 2007 was $1,037, $4,915 and $4,128, respectively.

(ii) Deferred registration costs, which includes costs associated with preparing Baltic Trading for a public offering. These costs will be offset against proceeds received from the proposed initial public offering. However if Baltic Trading's public offering is aborted or significantly delayed, these costs will be charged to the income statement as a component of general and administrative expense instead of being offset against the proceeds of the offering. The Company has deferred registration costs of $834 and $0 at December 31, 2009 and 2008, respectively.

13—Fixed Assets

Fixed assets consist of the following:

	December 31, 2009	December 31, 2008
Fixed assets:		
Vessel equipment	**$2,118**	$ 958
Leasehold improvements	**1,146**	1,146
Furniture and fixtures	**347**	347
Computer equipment	**401**	401
Total cost	**4,012**	2,852
Less: accumulated depreciation and amortization	**1,554**	1,140
Total	**$2,458**	$1,712

14—Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2009	December 31, 2008
Accounts payable	**$ 3,171**	$ 4,371
Accrued general and administrative expenses	**8,409**	5,937
Accrued vessel operating expenses	**7,029**	7,037
Total	**$18,609**	$17,345

15—Revenue from Time Charters

Total revenue earned on time charters, including revenue earned in vessel pools, for the years ended December 31, 2009, 2008 and 2007 was $379,531, $405,370, and $185,387, respectively. Included in revenue for the year ended December 31, 2009 is $442 received from loss of hire insurance associated with unscheduled off-hire associated with the Genco Hunter. Included in revenues for the year ended December 31, 2008 is $176 and $1,248 received from loss of hire insurance associated with unscheduled off-hire associated with the Genco Trader and Genco Hunter, respectively. Included in revenues for the year ended December 31, 2007 is $400 received from loss of hire insurance associated with the Genco Trader's unscheduled off-hire due to repairs and maintenance in the first half of 2007. Additionally, included in revenues for the years ended December 31, 2009, 2008 and 2007 was $2,600, $22,829 and $2,878 of profit sharing revenue. At December 31, 2009, future minimum time charter revenue, based on vessels committed to noncancelable time charter contracts through January 29, 2010, will be $273,263 during 2010, $97,219 during 2011 and $35,563 during 2012, assuming 20 days of off-hire due to any scheduled drydocking and no additional off-hire time is incurred. Additionally, future minimum revenue excludes revenue earned for the six vessels currently in pool arrangements, namely the Genco Predator, Genco Explorer, Genco Pioneer, Genco Progress, Genco Reliance and Genco Sugar, as pool rates cannot be estimated.

(U.S. dollars in thousands)

16—Lease Payments

In September 2005, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from September 1, 2005 to July 31, 2006, $40 per month from August 1, 2006 to August 31, 2010, $43 per month from September 1, 2010 to August 31, 2015, and $46 per month from September 1, 2015 to August 31, 2020. The monthly straight-line rental expense from September 1, 2005 to August 31, 2020 is $39. As a result of the straight-line rent calculation generated by the free rent period and the tenant work credit, the Company has a deferred rent credit at December 31, 2009 and 2008 of $687 and $706, respectively. The Company has the option to extend the lease for a period of five years from September 1, 2020 to August 31, 2025. The rent for the renewal period will be based on the prevailing market rate for the six months prior to the commencement date of the extension term. Rent expense for the years ended December 31, 2009, 2008 and 2007 was $467, $467 and $468, respectively.

Future minimum rental payments on the above lease for the next five years and thereafter are as follows: $496 for 2010, $518 for 2011 through 2014 and a total of $3,097 for the remaining term of the lease.

17—Savings Plan

In August 2005, the Company established a 401(k) plan which is available to full-time employees who meet the plan's eligibility requirements. This 401(k) plan is a defined contribution plan, which permits employees to make contributions up to maximum percentage and dollar limits allowable by IRS Code Sections 401(k), 402(g), 404 and 415 with the Company matching up to the first six percent of each employee's salary on a dollar-for-dollar basis. The matching contribution vests immediately. For the years ended December 31, 2009, 2008 and 2007, the Company's matching contributions to this plan were $177, $166 and $127, respectively.

18—Nonvested Stock Awards

On July 12, 2005, the Company's board of directors approved the Genco Shipping and Trading Limited 2005 Equity Incentive Plan (the "Plan"). Under this plan, the Company's board of directors, the compensation committee, or another designated committee of the board of directors may grant a variety of stock-based incentive awards to employees, directors and consultants who the compensation committee (or other committee or the board of directors) believes are key to the Company's success. Awards may consist of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, nonvested stock, unrestricted stock and performance shares. The aggregate number of shares of common stock available for award under the Plan is 2,000,000 shares.

Grants of nonvested common stock to executives and employees vest ratably on each of the four anniversaries of the determined vesting date. Grants of nonvested common stock to directors vest the earlier of the first anniversary of the grant date or the date of the next annual shareholders' meeting, which are typically held during May. Grants of nonvested common stock to the Company's Chairman, Peter C. Georgiopoulos, that are not granted as part of grants made to all directors vest ratably on each of the ten anniversaries of the vesting date.

On January 10, 2008, the board of directors approved a grant of 100,000 shares of nonvested common stock to Peter Georgiopoulos, Chairman of the Board, which vests ratably on each of the ten anniversaries of the determined vesting date beginning with November 15, 2008. Additionally, on December 24, 2008, the board of directors approved a grant of 75,000 shares of nonvested common stock to Peter Georgiopoulos, Chairman of the Board, which also vests ratably on each of the ten anniversaries of the determined vesting date beginning with November 15, 2009.

The table below summarizes the Company's nonvested stock awards for the three years ended December 31, 2009:

						Year Ended December 31,
	2009		2008		2007	
	Number of Shares	Weighted Average Grant Date Price	Number of Shares	Weighted Average Grant Date Price	Number of Shares	Weighted Average Grant Date Price
Outstanding at January 1	**449,066**	**$27.96**	231,881	$34.32	196,509	$20.97
Granted	**133,250**	**22.68**	322,500	25.34	109,200	49.72
Vested	**(145,316)**	**29.42**	(105,316)	33.93	(66,766)	21.74
Forfeited	**—**	**—**	—	—	(7,062)	20.03
Outstanding at December 31	**437,000**	**$25.86**	449,066	$27.96	231,881	$34.22

The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 was $3,467, $3,614 and $3,682, respectively.

For the years ended December 31, 2009, 2008 and 2007, the Company recognized nonvested stock amortization expense, which is included in general and administrative expenses, as follows:

	Year Ended December 31,		
	2009	2008	2007
General and administrative expenses	$4,220	$5,953	$2,078

The fair value of nonvested stock at the grant date is equal to the closing stock price on that date. The Company is amortizing these grants over the applicable vesting periods, net of anticipated forfeitures. As of December 31, 2009, unrecognized compensation cost related to nonvested stock will be recognized over a weighted average period of 4.71 years.

19—Legal Proceedings

From time to time the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

20—Stock Repurchase Program

On February 13, 2008, the Company's board of directors approved a share repurchase program for up to a total of $50,000 of the Company's common stock. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to restrictions under the 2007 Credit Facility. The 2007 Credit Facility was amended as of February 13, 2008 to permit the share repurchase program and provide that the dollar amount of shares repurchased is counted toward the maximum dollar amount of dividends that may be paid in any fiscal quarter. Subsequently, on January 26, 2009, the Company entered into the 2009 Amendment which amended the 2007 Credit Facility to require the Company to suspend all share repurchases until the Company can represent that it is in a position to again satisfy the collateral maintenance covenant. Refer to Note 8—Long-Term Debt.

Since the inception of the share repurchase program through December 31, 2009, the Company repurchased and retired 278,300 shares of its common stock for $11,500. An additional 3,130 shares of common stock were repurchased from employees for $41 during 2008 pursuant to the Company's Equity Incentive Plan rather than the share repurchase program. No share repurchases were made during the year ended December 31, 2009.

21—Unaudited Quarterly Results of Operations

In the opinion of the Company's management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation have been included on a quarterly basis.

	2009 Quarter Ended				2008 Quarter Ended			
	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31
	(In thousands, except per share amounts)							
Revenues	$96,650	$93,701	$92,949	$96,231	$91,669	$104,572	$107,557	$ 101,572
Operating income	55,148	53,252	50,224	51,868	85,286	70,817	70,615	7,659
Net income	41,241	37,617	34,271	35,495	73,987	60,899	62,999	(111,305)
Earnings per share—Basic	$ 1.32	$ 1.20	$ 1.10	$ 1.13	$ 2.57	$ 2.05	$ 2.00	$ (3.56)
Earnings per share—Diluted	$ 1.32	$ 1.20	$ 1.09	$ 1.13	$ 2.56	$ 2.03	$ 1.99	$ (3.56)
Dividends declared and paid per share	$ —	$ —	$ —	$ —	$ 0.85	$ 1.00	$ 1.00	$ 1.00
Weighted average common shares outstanding—Basic	31,260	31,268	31,296	31,355	28,734	29,750	31,423	31,230
Weighted average common shares outstanding—Diluted	31,351	31,435	31,473	31,519	28,914	29,958	31,610	31,230

(U.S. dollars in thousands)

22—Subsequent Events

On February 19, 2010, Baltic Trading entered into agreements with subsidiaries of an unaffiliated third-party seller to purchase four 2009 built Supramax drybulk vessels for an aggregate price of approximately $140.0 million. On February 22, 2010, Baltic Trading also entered into agreements with subsidiaries of another unaffiliated third-party seller to purchase two Capesize drybulk vessels for an aggregate price of approximately $144.2 million. These Capesize vessels are in the process of being built. The purchases are subject to the completion of the planned initial public offering of Baltic Trading as well as customary additional documentation and closing conditions. Following the execution of these agreements, Baltic Trading paid cumulative deposits totaling $35.5 million to the aforementioned unaffiliated parties using funds advanced by the Company. Both Baltic Trading and the unaffiliated third-party sellers have the option to cancel the purchase agreements described above if the planned initial public offering of Baltic Trading is not completed by March 16, 2010, in which event the deposits will be returned to Baltic Trading. Baltic Trading intends to finance these vessels using proceeds from the planned offering as well as from the sale of shares of Class B Stock to Genco Investments LLC.

On February 25, 2010, Baltic Trading entered into a commitment letter from Nordea Bank Finland Plc, acting through its New York Branch ("Nordea"), for a $100 million senior secured revolving credit facility. Under the terms of the commitment letter, the credit facility would have a maturity date of four years after the date on which definitive documentation for the facility is executed, and borrowings under the facility would bear interest at LIBOR plus an applicable margin of 3.25% per annum. Upon closing of the credit facility, any upfront fees paid will be deferred and amortized over the term of the credit facility.

Entry into the credit facility is subject to completion of the Company's planned initial public offering, a concurrent capital contribution to the Company from the Parent, and customary conditions and documentation. Availability of the credit facility is subject to the Company's acquisition of at least five drybulk carriers and other conditions and documentation relating to the collateral securing the facility.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2009.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the Company's internal control over financial reporting. The attestation report is included on page 61 of this report.

Changes in Internal Controls

There have been no changes in our internal controls or over financial reporting that occurred during our most recent fiscal quarter (the fourth fiscal quarter of 2009) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Genco Shipping & Trading Limited
New York, New York

We have audited the accompanying consolidated balance sheets of Genco Shipping & Trading Limited and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Genco Shipping & Trading Limited and subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 1, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Genco Shipping & Trading Limited
New York, New York

We have audited the internal control over financial reporting of Genco Shipping & Trading Limited and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 1, 2010 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 1, 2010

Market for Registrant's Common Equity, Related Stockholder Matters and Purchases of Equity Securities

Market Information, Holders and Dividends

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "GNK." Trading of our common stock on the NYSE commenced April 11, 2007. Previously, our common stock was traded on the NASDAQ under the symbol "GSTL" from our initial public offering on July 22, 2005 through April 10, 2007. The following table sets forth for the periods indicated the high and low prices for the common stock as reported by the NYSE and NASDAQ:

Fiscal Year Ended December 31, 2009	**High**	**Low**
1st Quarter	**$22.76**	**$ 9.01**
2nd Quarter	**$29.89**	**$11.75**
3rd Quarter	**$25.98**	**$17.12**
4th Quarter	**$29.20**	**$18.95**

Fiscal Year Ended December 31, 2008	High	Low
1st Quarter	$64.35	$33.39
2nd Quarter	$84.51	$51.00
3rd Quarter	$69.40	$29.50
4th Quarter	$33.21	$ 6.43

As of February 22, 2010, there were approximately 79 holders of record of our common stock.

Until January 26, 2009, our dividend policy was to declare quarterly distributions to shareholders, which commenced in November 2005, by each February, May, August and November substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determined we should maintain. These reserves covered, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. Under the terms of an amendment to our 2007 Credit Facility (discussed in the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report and in Note 8—Long-Term Debt of our financial statements), we have suspended payment of cash dividends indefinitely beginning the quarter ended December 31, 2008. We will be able to reinstate our cash dividends only when can represent to the lenders under our 2007 Credit Facility that we are in a position to again satisfy the collateral maintenance covenant of the 2007 Credit Facility. The following table summarizes the dividends declared based on the results of the respective fiscal quarter:

Fiscal Year Ended December 31, 2009	Dividend Per Share	Declaration Date
4th Quarter	**$ —**	**N/A**
3rd Quarter	**$ —**	**N/A**
2nd Quarter	**$ —**	**N/A**
1st Quarter	**$ —**	**N/A**
Fiscal Year Ended December 31, 2008		
4th Quarter	$ —	N/A
3rd Quarter	$1.00	10/23/08
2nd Quarter	$1.00	7/24/08
1st Quarter	$1.00	4/29/08

Equity Compensation Plan Information

The following table provides information as of December 31, 2009 regarding the number of shares of our common stock that may be issued under the 2005 Equity Incentive Plan, which is our sole equity compensation plan:

	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Plan category			
Equity compensation plans approved by security holders	—	$—	1,196,650
Equity compensation plans not approved by security holders	—	—	—
Total	—	$—	1,196,650

Performance Graph

The following graph illustrates a comparison of the cumulative total shareholder return (change in stock price plus reinvested dividends) of Genco Shipping & Trading Limited's common stock with the Standard and Poor's 500 Index and a peer group consisting of Dryships, Inc., Diana Shipping Inc., Excel Maritime Carriers Ltd., Navios Maritime Holdings Inc. and Eagle Bulk Shipping Inc. The comparison assumes a $100 investment on July 22, 2005. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's common stock. Data for the Standard and Poor's 500 Index and the peer group assume reinvestment of dividends.


$350
300
250
200
150
100
50
GNK
S&P 500
Peer Group
7/22/05
7/22/06
7/22/07
7/22/08
7/22/09

	7/22/2005	12/31/2005	12/29/2006	12/31/2007	12/31/2008	**12/31/2009**
GNK	100.00	85.90	147.33	287.62	115.67	**151.76**
S&P 500	100.00	102.06	118.18	124.67	78.55	**94.93**
Peer Group	100.00	97.46	122.01	315.03	107.57	**168.10**

EXECUTIVE TEAM

Robert Gerald Buchanan
President

John C. Wobensmith
Chief Financial Officer, Treasurer and Secretary

BOARD OF DIRECTORS

Peter C. Georgiopoulos, Chairman
Chairman
Baltic Trading Limited
Chairman
General Maritime Corporation
Chairman
Aegean Marine Petroleum Network Inc.

Stephen A. Kaplan
Principal
Oaktree Capital Management, L.P.

Nathaniel C.A. Kramer (1)(3)
Chairman, Managing Director
Mercantile Capital Group, LLC

Mark F. Polzin(2)(3)
President
Ranch, Farms and Laurel Fiduciary Corporations

Basil G. Mavroleon(1)(2)
Managing Director
WeberSeas S.A.

Robert C. North(2)
President
North Star Maritime, Inc.

Harry A. Perrin(1)(3)
Partner
Vinson & Elkins LLP

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee

Corporate Offices
Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171
Tel: (646) 443-8550
www.gencoshipping.com

Stock Listing
Genco Shipping & Trading Limited's common stock is traded on the NYSE Stock Market under the symbol GNK.

Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Tel: (800) 851-9677
TTD for Hearing Impaired: (800) 231-5469
Foreign Shareowners: (201) 680-6610
TDD Foreign Shareowners: (201) 680-6578

Legal Counsel
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Tel: (212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Tel: (212) 574-1200

Independent Auditors
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281
Tel: (212) 436-2000

Investor Relations Contact
John C. Wobensmith
Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171
Tel: (646) 443-8550

Notice of Annual Meeting
Genco Shipping & Trading Limited will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036 on May 13th, 2010 at 1:00 PM.

Certifications
Genco Shipping & Trading Limited has included as exhibits to its Annual Report on Form 10-K for fiscal year 2009 filed with the Securities and Exchange Commission certifications of Genco's President and Chief Financial Officer certifying the quality of the company's public disclosure. Genco's President has also submitted to the New York Stock Exchange (NYSE) a written affirmation certifying that he is not aware of any violations by Genco of the NYSE corporate governance listing standards.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are the following:

(i) changes in demand or rates in the drybulk shipping industry; (ii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iii) changes in the supply of drybulk carriers including newbuilding of vessels or lower than anticipated scrapping of older vessels; (iv) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (v) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, repairs, maintenance and general and administrative expenses; (vi) the adequacy of our insurance arrangements; (vii) changes in general domestic and international political conditions; (viii) changes in the condition of the Company's vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (ix) the Company's acquisition or disposition of vessels; (x) the completion of definitive documentation with respect to time charters; (xi) charterers' compliance with the terms of their charters in the current market environment; and other factors listed from time to time in our public filings with the Securities and Exchange Commission including, without limitation, the Company's Annual Report on Form 10-K for the year ended December 31, 2009 and its subsequent reports on Form 8-K. The Company has no obligation to update any information contained in this annual report.



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Genco Shipping & Trading Limited

299 Park Avenue, 20th Floor
New York, NY 10171
646.443.8550
gencoshipping.com